SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 26, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE
ITR –– Quarterly Financial Information - September 30, 2014 – CIA SIDERURGICA NACIONAL

Version: 1

Table of Contents

Company Information
Capital Breakdown	1
Cash Distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2014 to 9/30/2014	9
1/1/2013 to 9/30/2013	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
1/1/2014 to 9/30/2014	18
1/1/2013 to 9/30/2013	19
Statement of Value Added	20
Comments on the Company’s Consolidated Performance	22
Notes to the Financial Statements	30
Reports and Statements
Unqualified Independent Auditors’ Review Report	82

CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE
ITR –– Quarterly Financial Information - September 30, 2014 – CIA SIDERURGICA NACIONAL

Version: 1

Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 9/30/2014
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	6,791,300
Preferred	0
Total	6,791,300

                                                                                                                                                                              Page 1 of 83

Company Information / Cash distribution

Event	Approval	Dividends	Inition Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	02/28/2014	Dividends	03/11/2014	Ordinary		0.29150

Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 9/30/2014	Previous Year 12/31/2013
1	Total assets	49,048,756	48,689,176
1.01	Current assets	5,255,094	5,054,174
1.01.01	Cash and cash equivalents	477,282	206,624
1.01.03	Trade receivables	1,189,074	1,992,704
1.01.04	Inventories	3,064,068	2,459,230
1.01.08	Other current assets	524,670	395,616
1.02	Non-current assets	43,793,662	43,635,002
1.02.01	Long-term receivables	4,318,947	4,134,846
1.02.01.06	Deferred taxes	3,186,320	2,612,998
1.02.01.09	Other non-current assets	1,132,627	1,521,848
1.02.02	Investments	26,455,426	27,005,592
1.02.03	Property, plant and equipment	12,863,307	12,418,095
1.02.04	Intangible assets	155,982	76,469

Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 9/30/2014	Previous Year 12/31/2013
2	Total liabilities	49,048,756	48,689,176
2.01	Current liabilities	6,324,047	6,503,789
2.01.01	Payroll and related taxes	191,438	159,892
2.01.02	Trade payables	1,157,495	926,935
2.01.03	Taxes payable	100,747	150,066
2.01.04	Borrowings and financing	3,593,638	3,854,694
2.01.05	Other payables	851,132	1,138,956
2.01.06	Provisions	429,597	273,246
2.01.06.01	Provision for tax, social security, labor and civil risks	429,597	273,246
2.02	Non-current liabilities	36,841,925	34,088,817
2.02.01	Borrowings and financing	24,086,936	21,394,660
2.02.02	Other payables	10,765,066	10,173,732
2.02.04	Provisions	1,989,923	2,520,425
2.02.04.01	Provision for tax, social security, labor and civil risks	167,164	438,114
2.02.04.02	Other provisions	1,822,759	2,082,311
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligation - ARO	231,019	365,716
2.02.04.02.04	Pension and healthcare plan	485,084	485,084
2.02.04.02.05	Provision for losses on investments	1,106,656	1,231,511
2.03	Shareholders’ equity	5,882,784	8,096,570
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	1,668,280	2,839,568
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	1,373,309	2,477,927
2.03.04.09	Treasury shares	-66,670	0
2.03.05	Retained earnings/Accumulated losses	-173,056	0
2.03.08	Other comprehensive income	-152,470	716,972

Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 7/1/2014 to 9/30/2014	Current Year 1/1/2014 to 9/30/2014	Same Quarter of Previous Year 7/1/2013 to 9/30/2013	Previous Year 1/1/2013 to 9/30/2013
3.01	Net revenue from sales and/or services	3,092,336	9,812,948	3,730,830	9,872,130
3.02	Cost of sales and/or services	-2,290,584	-6,661,971	-2,626,539	-7,248,285
3.03	Gross profit	801,752	3,150,977	1,104,291	2,623,845
3.04	Operating expenses/income	772,653	-343,970	54,531	376,874
3.04.01	Selling expenses	-113,556	-324,964	-126,726	-366,150
3.04.02	General and administrative expenses	-92,761	-279,520	-72,816	-236,009
3.04.04	Other operating income	2,537	12,366	-28,817	-23,608
3.04.05	Other operating expenses	-42,618	-222,859	-114,177	-336,862
3.04.06	Share of profits of investees	1,019,051	471,007	397,067	1,339,503
3.05	Profit before finance income (costs) and taxes	1,574,405	2,807,007	1,158,822	3,000,719
3.06	Finance income (costs)	-1,938,797	-3,256,374	-724,391	-2,504,369
3.06.01	Finance income	71,393	97,259	28,275	98,895
3.06.02	Finance costs	-2,010,190	-3,353,633	-752,666	-2,603,264
3.06.02.01	Net exchange gains (losses) on financial instruments	-1,153,777	-605,862	-36,435	-625,692
3.06.02.02	Finance costs	-856,413	-2,747,771	-716,231	-1,977,572
3.07	Loss (profit) before taxes on income	-364,392	-449,367	434,431	496,350
3.08	Income tax and social contribution	114,287	276,311	65,251	525,127
3.09	Profit from continuing operations	-250,105	-173,056	499,682	1,021,477
3.11	Profit for the period	-250,105	-173,056	499,682	1,021,477
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.18008	-0.12105	0.34272	0.70062
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	-0.18008	-0.12105	0.34272	0.70062

Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 7/1/2014 to 9/30/2014	Current Year 1/1/2014 to 9/30/2014	Same Quarter of Previous Year 7/1/2013 to 9/30/2013	Previous Year 1/1/2013 to 9/30/2013
4.01	Profit for the period	-250,105	-173,056	499,682	1,021,477
4.02	Other comprehensive income	-98,799	-869,442	399,378	-171,048
4.02.01	Cumulative translation adjustments for the period	60,745	-26,602	47,884	128,932
4.02.02	Actuarial (losses) gains on defined benefit pension planfrom investments in	0	1,710	0	0
	subsidiaries
4.02.03	Available-for-sale financial assets	-149,474	-1,208,939	538,983	-203,457
4.02.04	Income tax and social contribution on available-for-sale financial assets	50,821	411,039	-183,255	69,175
4.02.05	Available-for-sale financial assets from investments in subsidiaries	0	-17,470	-4,234	-167,922
4.02.06	Impairment of available-for-sale financial assets	18,429	66,476	0	3,369
4.02.07	Income tax and social contribution on available-for-sale financial assets	-6,266	-22,602	0	-1,145
4.02.08	(Loss)/gain on the percentage change of investments	-73,054	-73,054	0	0
4.03	Comprehensive income for the period	-348,904	-1,042,498	899,060	850,429

Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 1/1/2014 to 9/30/2014	Previous Year 1/1/2013 to 9/30/2013
6.01	Net cash generated by operating activities	806,633	1,091,241
6.01.01	Cash generated from operations	2,832,279	2,437,171
6.01.01.01	Profit for the period	-173,056	1,021,477
6.01.01.02	Charges on borrowings and financing	2,394,687	1,828,087
6.01.01.03	Charges on loans and financing granted	-10,446	-34,054
6.01.01.04	Depreciation, depletion and amortization	747,644	698,973
6.01.01.05	Share of profits of investees	-471,007	-1,339,503
6.01.01.06	Deferred income tax and social contribution	-306,781	-525,127
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	-57,122	77,526
6.01.01.09	Monetary variation and exchange differences, net	586,628	741,618
6.01.01.10	Gain on derivative transactions	943	3,385
6.01.01.11	Impairment of available-for-sale financial assets	66,476	3,369
6.01.01.12	Residual value of permanent assets written off	11,970	7,771
6.01.01.14	Other provisions	42,343	-46,351
6.01.02	Changes in assets and liabilities	-2,025,646	-1,345,930
6.01.02.01	Trade receivables - third parties	142,114	-1,628
6.01.02.02	Trade receivables - related parties	-248,444	-97,096
6.01.02.03	Inventories	-697,314	53,629
6.01.02.05	Recoverable taxes	56,066	-9,286
6.01.02.06	Judicial deposits	-30,801	-9,754
6.01.02.07	Dividends received from related parties	274,335	295,912
6.01.02.09	Trade payables	191,100	-251,948
6.01.02.10	Payroll and related taxes	6,175	90,743
6.01.02.11	Taxes in installments - REFIS	-59,898	-20,231
6.01.02.13	Payables to related parties	45,133	-3,122
6.01.02.15	Interest paid	-1,733,891	-1,356,808
6.01.02.16	Interest received	13,595	2,420
6.01.02.17	Interest on swaps paid	-1,279	-3,434
6.01.02.18	Other	17,463	-35,327
6.02	Net cash used in investing activities	-1,005,313	-1,410,481
6.02.01	Investments	-49,679	-83,111
6.02.02	Purchase of property, plant and equipment	-1,092,393	-1,048,763
6.02.07	Purchase of intangible assets	0	-11
6.02.08	Related parties loans	-31,506	-299,167
6.02.09	Receipt of related parties loans	168,265	20,150
6.02.10	Cash from merger of subsidiaries	0	421
6.03	Net cash used in financing activities	469,338	-1,139,453
6.03.01	Borrowings and financing raised	1,364,400	557,517
6.03.02	Borrowings and financing raised - related parties	1,528,240	0
6.03.03	Repayment of borrowings	-1,127,864	-414,053
6.03.04	Repayment of borrowings - related parties	-124,215	-126,181
6.03.05	Dividends and interest on capital paid	-424,935	-1,156,736
6.03.06	Treasury shares	-746,288	0
6.05	Increase (decrease) in cash and cash equivalents	270,658	-1,458,693
6.05.01	Cash and equivalents at the beginning of the period	206,624	2,995,757
6.05.02	Cash and equivalents at the end of the period	477,282	1,537,064

Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 9/30/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.04	Capital transactions with shareholders	0	0	-1,171,288	0	0	-1,171,288
5.04.04	Treasury shares acquired	0	0	-746,288	0	0	-746,288
5.04.06	Dividends	0	0	-425,000	0	0	-425,000
5.04.08	Cancelled of treasury shares	0	0	679,618	0	0	679,618
5.04.09	Cancelled of treasury shares	0	0	-679,618	0	0	-679,618
5.05	Total comprehensive income	0	0	0	-173,056	-869,442	-1,042,498
5.05.01	Profit for the period	0	0	0	-173,056	0	-173,056
5.05.02	Other comprehensive income	0	0	0	0	-869,442	-869,442
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	-26,602	-26,602
5.05.02.08	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	1,710	1,710
5.05.02.09	Available-for-sale financial assets, net of taxes	0	0	0	0	-771,496	-771,496
5.05.02.10	Loss/gain on the percentage variation of investments	0	0	0	0	-73,054	-73,054
5.07	Closing balances	4,540,000	30	1,668,280	-173,056	-152,470	5,882,784

Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 9/30/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897
5.03	Adjusted opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897
5.04	Capital transactions with shareholders	0	0	-560,000	-400,026	0	-960,026
5.04.06	Dividends	0	0	0	-210,000	0	-210,000
5.04.07	Interest on equity capital	0	0	0	-190,026	0	-190,026
5.04.11	Approval of prior year's proposed dividends	0	0	-560,000	0	0	-560,000
5.05	Total comprehensive income	0	0	0	1,021,477	-171,048	850,429
5.05.01	Profit for the period	0	0	0	1,021,477	0	1,021,477
5.05.02	Other comprehensive income	0	0	0	0	-171,048	-171,048
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	128,932	128,932
5.05.02.08	Available-for-sale financial assets, net of taxes	0	0	0	0	-299,980	-299,980
5.07	Closing balances	4,540,000	30	3,130,543	621,451	215,276	8,507,300

Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	Current year 1/1/2014 to 9/30/2014	Previous year 1/1/2013 to 9/30/2013
7.01	Revenues	11,922,194	12,096,876
7.01.01	Sales of products and services	11,881,880	12,047,163
7.01.02	Other revenues	49,646	48,006
7.01.04	Allowance for (reversal of) doubtful debts	-9,332	1,707
7.02	Raw materials acquired from third parties	-6,967,591	-7,970,108
7.02.01	Costs of sales and services	-6,103,603	-6,990,593
7.02.02	Materials, electric power, outside services and other	-794,338	-994,376
7.02.03	Impairment/recovery of assets	-69,650	14,861
7.03	Gross value added	4,954,603	4,126,768
7.04	Retentions	-747,644	-698,973
7.04.01	Depreciation, amortization and depletion	-747,644	-698,973
7.05	Wealth created	4,206,959	3,427,795
7.06	Value added received as transfer	581,102	1,635,586
7.06.01	Share of profits of investees	471,007	1,339,503
7.06.02	Finance income	97,259	98,895
7.06.03	Other	12,836	197,188
7.07	Wealth for distribution	4,788,061	5,063,381
7.08	Wealth distributed	4,788,061	5,063,381
7.08.01	Personnel	961,743	795,133
7.08.01.01	Salaries and wages	749,074	617,705
7.08.01.02	Benefits	160,345	132,127
7.08.01.03	Severance pay fund (FGTS)	52,324	45,301
7.08.02	Taxes, fees and contributions	640,026	440,244
7.08.02.01	Federal	510,356	309,068
7.08.02.02	State	111,656	114,238
7.08.02.03	Municipal	18,014	16,938
7.08.03	Lenders and lessors	3,359,348	2,806,527
7.08.03.01	Interest	2,747,158	1,977,339
7.08.03.02	Leases	7,326	7,638
7.08.03.03	Other	604,864	821,550
7.08.04	Shareholders	-173,056	1,021,477
7.08.04.01	Interest on equity capital	0	190,026
7.08.04.02	Dividends	0	210,000
7.08.04.03	Retained earnings (accumulated losses) for the period	-173,056	621,451

Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 9/30/2014	Previous Year 12/31/2013
1	Total assets	49,731,948	50,402,539
1.01	Current assets	15,597,390	16,402,042
1.01.01	Cash and cash equivalents	8,971,362	9,995,672
1.01.03	Trade receivables	1,487,952	2,522,465
1.01.04	Inventories	3,856,384	3,160,985
1.01.08	Other current assets	1,281,692	722,920
1.02	Non-current assets	34,134,558	34,000,497
1.02.01	Long-term receivables	4,587,176	4,636,608
1.02.01.02	Investments measured at amortized cost	32,539	30,756
1.02.01.06	Deferred taxes	3,354,960	2,770,527
1.02.01.09	Other non-current assets	1,199,677	1,835,325
1.02.02	Investments	13,204,192	13,487,023
1.02.03	Property, plant and equipment	15,341,609	14,911,426
1.02.04	Intangible assets	1,001,581	965,440

Consolidated Financial Statements / Balance Sheet - Liabilities
(R$ thousand)

Code	Description	Current Quarter 9/30/2014	Previous Year 12/31/2013
2	Total liabilities	49,731,948	50,402,539
2.01	Current liabilities	7,155,426	5,564,230
2.01.01	Payroll and related taxes	253,595	208,921
2.01.02	Trade payables	1,469,748	1,102,037
2.01.03	Taxes payable	289,221	304,095
2.01.04	Borrowings and financing	3,657,719	2,642,807
2.01.05	Other payables	974,061	972,851
2.01.06	Provisions	511,082	333,519
2.01.06.01	Provision for tax, social security, labor and civil risks	511,082	333,519
2.02	Non-current liabilities	36,654,387	36,769,250
2.02.01	Borrowings and financing	25,061,112	25,103,623
2.02.02	Other payables	10,435,163	10,061,571
2.02.03	Deferred taxes	237,707	268,833
2.02.04	Provisions	920,405	1,335,223
2.02.04.01	Provision for tax, social security, labor and civil risks	199,139	479,664
2.02.04.02	Other provisions	721,266	855,559
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligation - ARO	236,161	370,454
2.02.04.02.04	Pension and healthcare plan	485,105	485,105
2.03	Shareholders’ equity	5,922,135	8,069,059
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	1,668,280	2,839,568
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	1,373,309	2,477,927
2.03.04.09	Treasury shares	-66,670	0
2.03.05	Retained earnings/Accumulated losses	-173,056	0
2.03.08	Other comprehensive income	-152,470	716,972
2.03.09	Non-controlling interests	39,351	-27,511

Consolidated Financial Statements / Statements of Income
(R$ thousand)

Code	Description	Current Quarter 7/1/2014 to 9/30/2014	Current Year 1/1/2014 to 9/30/2014	Same Quarter of Previous Year 7/1/2013 to 9/30/2013	Previous Year 1/1/2013 to 9/30/2013
3.01	Net revenue from sales and/or services	3,882,986	12,306,271	4,661,416	12,363,601
3.02	Cost of sales and/or services	-2,911,961	-8,693,082	-3,259,211	-9,131,010
3.03	Gross profit	971,025	3,613,189	1,402,205	3,232,591
3.04	Operating expenses/income	-244,156	-1,216,581	-238,753	-869,689
3.04.01	Selling expenses	-268,052	-691,619	-208,791	-666,415
3.04.02	General and administrative expenses	-110,470	-338,494	-105,862	-338,909
3.04.04	Other operating income	27,471	44,937	10,083	35,289
3.04.05	Other operating expenses	-90,686	-316,094	-142,641	-407,392
3.04.06	Share of profits of investees	197,581	84,689	208,458	507,738
3.05	Profit before finance income (costs) and taxes	726,869	2,396,608	1,163,452	2,362,902
3.06	Finance income (costs)	-944,459	-2,500,593	-597,118	-1,582,220
3.06.01	Finance income	42,735	134,217	59,280	157,382
3.06.02	Finance costs	-987,194	-2,634,810	-656,398	-1,739,602
3.06.02.01	Net exchange gains (losses) on financial instruments	-77,250	-193,453	4,844	39,681
3.06.02.02	Finance costs	-909,944	-2,441,357	-661,242	-1,779,283
3.07	Loss (profit) before taxes on income	-217,590	-103,985	566,334	780,682
3.08	Income tax and social contribution	-32,798	-75,274	-63,446	240,408
3.09	Profit from continuing operations	-250,388	-179,259	502,888	1,021,090
3.11	Consolidated Profit and Loss	-250,388	-179,259	502,888	1,021,090
3.11.01	Attributed to owners of the Company	-250,105	-173,056	499,682	1,021,477
3.11.02	Attributed to non-controlling interests	-283	-6,203	3,206	-387
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.18008	-0.12105	0.34272	0.70062
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	-0.18008	-0.12105	0.34272	0.70062

Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 7/1/2014 to 9/30/2014	Current Year 1/1/2014 to 9/30/2014	Same Quarter of Previous Year 7/1/2013 to 9/30/2013	Previous Year 1/1/2013 to 9/30/2013
4.01	Consolidated profit for the period	-250,388	-179,259	502,888	1,021,090
4.02	Other comprehensive income	-98,799	-869,442	399,378	-171,048
4.02.01	Cumulative translation adjustments for the period	60,745	-26,602	47,884	128,932
4.02.02	Actuarial (losses) gains on defined benefit pension plan from investments in	0	1,710	0	0
	subsidiaries
4.02.03	Available-for-sale financial assets	-151,034	-1,241,037	532,567	-459,517
4.02.04	Income tax and social contribution on available-for-sale financial assets	51,351	421,952	-181,073	156,236
4.02.05	Impairment of available-for-sale financial assets	19,989	72,104	0	5,002
4.02.06	Income tax and social contribution on available-for-sale financial assets	-6,796	-24,515	0	-1,701
4.02.07	(Loss)/gain on the percentage variation of investments	-73,054	-73,054	0	0
4.03	Consolidated comprehensive income for the period	-349,187	-1,048,701	902,266	850,042
4.03.01	Attributed to owners of the Company	-348,904	-1,042,498	899,060	850,429
4.03.02	Attributed to non-controlling interests	-283	-6,203	3,206	-387

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 01/01/2014 to 9/30/2014	Previous Year 01/01/2013 to 9/30/2013
6.01	Net cash generated by operating activities	600,432	1,401,537
6.01.01	Cash generated from operations	2,644,889	3,765,285
6.01.01.01	Profit for the period attributable to owners of the Company	-173,056	1,021,477
6.01.01.02	Profit (loss) for the period attributable to non-controlling interests	-6,203	-387
6.01.01.03	Charges on borrowings and financing	2,056,128	1,597,890
6.01.01.04	Charges on loans and financing granted	-30,671	-33,593
6.01.01.05	Depreciation, depletion and amortization	934,555	868,884
6.01.01.06	Share of profits of investees	-84,689	-507,738
6.01.01.07	Deferred income tax and social contribution	-332,332	-527,544
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	-42,306	49,430
6.01.01.09	Monetary variation and exchange differences, net	185,777	1,272,140
6.01.01.10	Gain (loss) on derivative transactions	1,395	18,693
6.01.01.11	Impairment of available-for-sale financial assets	72,104	5,002
6.01.01.16	Residual value of permanent assets written off	12,935	26,805
6.01.01.17	Other provisions	51,252	-25,774
6.01.02	Changes in assets and liabilities	-2,044,457	-2,363,748
6.01.02.01	Trade receivables - third parties	315,486	-213,722
6.01.02.02	Trade receivables - related parties	-145,262	-26,814
6.01.02.03	Inventories	-769,929	20,856
6.01.02.04	Receivables from related parties	1,963	-29,758
6.01.02.05	Recoverable taxes	47,995	27,095
6.01.02.06	Judicial deposits	-34,323	14,132
6.01.02.07	Dividends received from related parties	232,383	268,470
6.01.02.08	Trade payables	408,619	-771,473
6.01.02.09	Payroll and related taxes	27,527	105,464
6.01.02.10	Taxes in installments - REFIS	-43,397	38,181
6.01.02.12	Payables to related parties	2,600	-3,173
6.01.02.14	Interest paid	-2,103,382	-1,772,921
6.01.02.15	Interest received - related parties	13,595	20,393
6.01.02.16	Interest on swaps paid	-1,279	-3,434
6.01.02.17	Other	2,947	-37,044
6.02	Net cash used in investing activities	-1,239,860	-1,446,979
6.02.02	Investments	-8,376	0
6.02.03	Purchase of property, plant and equipment	-1,292,180	-1,749,615
6.02.09	Receipt/payment in derivative transactions	-73,670	332,655
6.02.10	Purchase of intangible assets	-610	-70
6.02.11	Related parties loans	-31,506	-301
6.02.12	Receipt of related parties loans	168,265	0
6.02.13	Investment, net of redeemed amount	-1,783	-29,648
6.03	Net cash used in financing activities	-771,732	-411,840
6.03.01	Borrowings and financing raised	1,630,664	1,228,957
6.03.02	Repayment of borrowings	-1,175,234	-489,485
6.03.04	Dividends and interest on capital paid	-424,935	-1,156,736
6.03.05	Capital contribution by non-controlling shareholders	0	5,424
6.03.06	Treasury shares	-746,288	0
6.03.07	Repurchase of debt securities	-55,939	0
6.04	Exchange differences on translating cash and cash equivalents	386,850	-287,664
6.05	Increase (decrease) in cash and cash equivalents	-1,024,310	-744,946
6.05.01	Cash and equivalents at the beginning of the period	9,995,672	11,891,821
6.05.02	Cash and equivalents at the end of the period	8,971,362	11,146,875

Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 9/30/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.04	Capital transactions with shareholders	0	0	-1,171,288	0	0	-1,171,288	0	-1,171,288
5.04.04	Treasury shares acquired	0	0	-746,288	0	0	-746,288	0	-746,288
5.04.06	Dividends	0	0	-425,000	0	0	-425,000	0	-425,000
5.04.08	Cancelled of treasury shares	0	0	679,618	0	0	679,618	0	679,618
5.04.09	Cancelled of treasury shares	0	0	-679,618	0	0	-679,618	0	-679,618
5.05	Total comprehensive income	0	0	0	-173,056	-869,442	-1,042,498	-6,203	-1,048,701
5.05.01	Profit for the period	0	0	0	-173,056	0	-173,056	-6,203	-179,259
5.05.02	Other comprehensive income	0	0	0	0	-869,442	-869,442	0	-869,442
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	-26,602	-26,602	0	-26,602
5.05.02.08	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	1,710	1,710	0	1,710
5.05.02.09	Available-for-sale financial assets, net of taxes	0	0	0	0	-771,496	-771,496	0	-771,496
5.05.02.10	Loss/gain on the percentage variation of investments	0	0	0	0	-73,054	-73,054	0	-73,054
5.06	Internal changes in shareholders´equity	0	0	0	0	0	0	73,065	73,065
5.06.04	Non-controlling interest in subsidiaries	0	0	0	0	0	0	73,065	73,065
5.07	Closing balances	4,540,000	30	1,668,280	-173,056	-152,470	5,882,784	39,351	5,922,135

Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 9/30/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897	390,616	9,007,513
5.03	Adjusted opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897	390,616	9,007,513
5.04	Capital transactions with shareholders	0	0	-560,000	-400,026	0	-960,026	0	-960,026
5.04.06	Dividends	0	0	0	-210,000	0	-210,000	0	-210,000
5.04.07	Interest on capital	0	0	0	-190,026	0	-190,026	0	-190,026
5.04.11	Approval of additional dividends at Annual General Meeting	0	0	-560,000	0	0	-560,000	0	-560,000
5.05	Total comprehensive income	0	0	0	1,021,477	-171,048	850,429	-387	850,042
5.05.01	Profit for the period	0	0	0	1,021,477	0	1,021,477	-387	1,021,090
5.05.02	Other comprehensive income	0	0	0	0	-171,048	-171,048	0	-171,048
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	128,932	128,932	0	128,932
5.05.02.08	Available-for-sale financial assets, net of taxes	0	0	0	0	-299,980	-299,980	0	-299,980
5.06	Internal changes in shareholders' equity	0	0	0	0	0	0	9,585	9,585
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	9,585	9,585
5.07	Closing balances	4,540,000	30	3,130,543	621,451	215,276	8,507,300	399,814	8,907,114

Consolidated Financial Statements / Statement of Value Added
(R$ thousand)

Code	Description	Current year 1/1/2014 to 9/30/2014	Previous year 1/1/2013 to 9/30/2013
7.01	Revenues	14,684,931	14,859,753
7.01.01	Sales of products and services	14,643,220	14,797,947
7.01.02	Other revenues	52,594	60,159
7.01.04	Allowance for (reversal of) doubtful debts	-10,883	1,647
7.02	Raw materials acquired from third parties	-9,030,859	-9,705,748
7.02.01	Costs of sales and services	-7,729,543	-8,390,767
7.02.02	Materials, electric power, outside services and other	-1,222,881	-1,344,612
7.02.03	Impairment/recovery of assets	-78,435	29,631
7.03	Gross value added	5,654,072	5,154,005
7.04	Retentions	-934,555	-868,884
7.04.01	Depreciation, amortization and depletion	-934,555	-868,884
7.05	Wealth created	4,719,517	4,285,121
7.06	Value added received as transfer	970,429	2,659,610
7.06.01	Share of profits of investees	84,689	507,738
7.06.02	Finance income	134,217	157,382
7.06.03	Other	751,523	1,994,490
7.07	Wealth for distribution	5,689,946	6,944,731
7.08	Wealth distributed	5,689,946	6,944,731
7.08.01	Personnel	1,270,926	1,091,666
7.08.01.01	Salaries and wages	1,007,607	876,460
7.08.01.02	Benefits	202,041	162,038
7.08.01.03	Severance pay fund (FGTS)	61,278	53,168
7.08.02	Taxes, fees and contributions	1,220,251	1,087,961
7.08.02.01	Federal	1,012,091	771,974
7.08.02.02	State	180,115	290,865
7.08.02.03	Municipal	28,045	25,122
7.08.03	Lenders and lessors	3,378,028	3,744,014
7.08.03.01	Interest	2,391,954	1,779,545
7.08.03.02	Leases	11,397	11,512
7.08.03.03	Other	974,677	1,952,957
7.08.04	Shareholders	-179,259	1,021,090
7.08.04.01	Interest on equity capital	0	190,026
7.08.04.02	Dividends	0	210,000
7.08.04.03	Retained earnings (accumulated losses) for the period	-173,056	621,451
7.08.04.04	Non-controlling interests in retained earnings	-6,203	-387

Economic Scenario

The recovery of global economic activity has been occurring at a moderate pace and on heterogeneous way. While among the developed countries, the United States and the United Kingdom have been recording growth, the slower-than-expected recovery in the Eurozone and the less optimistic prospects for certain emerging economies have contributed to more conservative revisions of global growth. The International Monetary Fund (IMF) reduced the global growth projections to 3.3% in 2014 and 3.8% in 2015.

USA

The latest figures from the U.S. Department of Commerce and the FED indicate an upturn in domestic economic activity. In 3Q14, the U.S. economy recorded growth of 3.5%, reflecting the good performance of exports, investments and consumption, as well as the increase in government spending. In September, industrial production increased by 1.0% over August, giving 12-month growth of 4.3%, and installed capacity use remained at 79% throughout the year.

Manufacturing PMI averaged 57.6 points in 3Q14, 2.4 points above the average in the previous quarter and continuing the expansion that began in June 2013.

In September 2014, the unemployment rate reached 5.9%, the lowest level for the last six years, giving a year-to-date decline of 1.3 p.p.

At its last meeting in October, the FED's Monetary Policy Committee (FOMC) announced the end of the securities purchase program, designed to stimulate the economy, maintaining interest rates at between 0 and 0.25%. The Committee considered it appropriate to maintain interest at this level for a considerable period of time, especially in a scenario of inflation lower than the 2% target.

As a result, the FED estimates GDP growth of between 2.0% and 2.2% in 2014.

Europe

The European recovery continues at a slower pace. After four quarters of moderate expansion, 2Q14 GDP in the Eurozone remained virtually flat. Industrial output fell by 1.8% in August over July, chiefly reflecting the 4.8% reduction in capital goods production, while the manufacturing PMI declined from 52.8 points in June to 52.0 points in September, the lowest figure in the last ten months.

Eurozone unemployment rate remained stable, but still high, recording 11.5% in September. Austria and Germany recorded the lowest rates among the countries, while Greece and Spain had the highest.

Eurozone inflation came to 0.3% in the 12 months ended September 2014, well below the long-term goal of 2% established by the European Central Bank (ECB) and the lowest figure since October 2009. Certain countries such as Spain, Greece, Hungary and Bulgaria actually recorded negative inflation in the same period. In this context, the ECB implemented new measures to stimulate the economy, including the repurchase of securities, with a minimum duration of two years. The institution expects a GDP growth of 0.9% in 2014 and 1.6% in 2015.

UK GDP expanded for the seventh consecutive quarter, moving up by 0.7% in 3Q14, fueled by the service and construction sectors, which grew by 0.7% and 0.8%, respectively. The British Chamber of Commerce estimates annual GDP growth of 3.2% in 2014.

The labor market continues to improve, with unemployment between June and August 2014 declining by 6%, the lowest level since the end of 2008 and 0.4 p.p. less than in the previous three-month period from March to May. In the year through September, inflation fell to 1.2%, below the 1.5% recorded through August.

Asia

Preliminary 3Q14 figures from the National Bureau of Statistics point to Chinese GDP growth of 7.3% over 3Q13, below the 7.5% recorded in 2Q14. In 9M14, the Chinese economy grew by 7.4% over 9M13, slightly below the 7.5% target established by the government.

In September 2014, the manufacturing PMI published by HSBC reached 50.2 points, continuing the expansion begun in June. Industrial production increased by 8.0% in September, higher than the 6.9% registered in August. In the first nine months, investments in fixed assets moved up by 16%, less than the 20% recorded in 9M13.

Manufacturing PMI also continued to expand in Japan, reaching 51.7 points in September. Unemployment rate recorded 3.5% in August, the lowest rate since July 2007. At its last monetary policy meeting, the Central Bank of Japan (BoJ) increased the ceiling of the security buyback program from between 60 and 70 trillion yen, to 80 trillion yen per year, maintaining interest at 0.1%. The BoJ’s long-term inflation target is 2% p.y. and it is projecting GDP growth of 1.0% in 2014.

Brazil

In Brazil, the economic fundamentals remain unfavorable, with GDP declining by 0.6% in 2Q14, following the 0.2% slide in 1Q14 over 4Q13. The 2Q14 result was primarily due to the negative performance of the industrial (-1.5%) and service (-0.5%) sectors. September’s activity indicators, notably industrial production, suggest a further slowdown in the third quarter. Industrial output fell by 0.2% in September over August, largely due to the 1.6% reduction in the production of intermediate goods, giving a year-to-date downturn of 2.9%. The Central Bank’s Focus report expects GDP growth of 0.2% in 2014 and 0.8% in 2015.

According to CAGED (the employment and unemployment registry), 80,000 new registered jobs were created in September, 41% down on the same month last year and the worst result since mid-2001. In the year through September, a net total of 905 thousand formal jobs were created.

Inflation recorded by the IPCA consumer price index moved up by 0.57% in September, giving year-to-date and last-12-month growth of 4.61% and 6.75%, respectively, exceeding the 6.5% ceiling of the annual inflation target. Given this scenario, at its last meeting in October, the Monetary Policy Committee (COPOM) raised the Selic base rate once again, this time to 11.25% p.a. The Focus report expects 2014 inflation of 6.39%, with a Selic of 11.50% at year-end.

On the foreign exchange front, the real depreciated by 11.3% against the U.S. dollar in 3Q14, closing September at R$2.451/US$, reflecting greater risk aversion in the domestic market, coupled with international factors such as the end of the U.S. government’s security repurchase program and a possible increase in interest rates by the FED.

Macroeconomic Projections

	2014	2015
IPCA (%)	6.39	6.40
Commercial dollar (final) – R$	2.50	2.60
SELIC (final - %)	11.50	12.00
GDP (%)	0.20	0.80
Industrial Production (%)	-2.21	1.46

Source: FOCUS BACEN                   Base: 11/07/2014

Net Revenue

In the third quarter, consolidated net revenue totaled R$3,883 million, 4% down on the R$4,052 million recorded in 2Q14, chiefly influenced by the reduction in mining revenue, due to lower iron ore prices in the international market.

Cost of Goods Sold (COGS)

COGS totaled R$2,912 million in 3Q14, 6% up on the R$2,747 million posted in 2Q14, basically due to a nominal increase in COGS from steel operations, given non-recurring adjustments booked in 2Q14.

Selling, General, Administrative and Other Operating Expenses

Consolidated SG&A expenses totaled R$379 million in 3Q14, 6% more than the R$358 million reported in 2Q14, due to higher selling expenses.

Other Operating Revenue/Expenses came to R$63 million in 3Q14, versus R$31 million in 2Q14, basically due to the write-off of judicial deposits.

EBITDA

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries, Namisa, MRS Logística and CBSI.

Third-quarter adjusted EBITDA amounted to R$977 million, 25% less than the R$1,303 million posted in 2Q14, basically due to the lower contribution from steel and mining operations, accompanied by a margin of 23%, down by 7 p.p. over 2Q14.

Financial Result and Net Debt

In 3Q14, CSN’s consolidated net financial result was negative by R$944 million, mainly due to the following factors:

•         Interest on loans and financing totaling R$707 million;

•         The R$119 million effect related to the complement of interest on contingencies included in the tax repayment program REFIS (Law 11941/09);

•         Monetary and foreign exchange variations amounting to R$77 million;

•         Expenses of R$40 million with the monetary restatement of tax payment installments;

•         Other financial expenses totaling R$44 million.

These negative effects were partially offset by consolidated financial revenue of R$43 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the impact from the partial spin-off of Transnordestina Logística S/A.

At the close of September 30, 2014, net debt stood at R$17.6 billion, R$0.9 billion more than on June 30, 2014. The net debt/EBITDA ratio based on LTM adjusted EBITDA closed the third quarter at 3.2x, 0.5x more than the 2.7x recorded at the end of 2Q14. Net debt was impacted by the following factors:

•         Investments of R$0.6 billion in fixed assets;

•         A R$0.7 billion effect related to the cost of debt;

•         Foreign exchange variation of R$0.4 billion;

•         Disbursements of R$0.3 billion on the share buyback program.

These negative effects were partially offset by 3Q14 EBITDA of R$1.0 billion and the R$0.1 billion reduction in working capital.

Indebtedness (R$ million) and Net Debt /Adjusted EBITDA ratio

Equity Result

CSN’s equity result was positive by R$198 million in 3Q14, versus a negative R$67 million in 2Q14, chiefly due to the result of the jointly-owned subsidiary Namisa.

Net Income

In the third quarter, the Company posted a consolidated net loss of R$250 million, basically reflecting the lower operating result in the quarter.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI. The Company has ceased consolidating its interest in Transnordestina Logística S/A, due to the partial spin-off on December 27, 2013 and the consequent entry into effect of the new shareholders’ agreement.

CSN invested R$613 million in 3Q14. Of this total, the main investments were R$156 million in mining, R$128 million in steel, R$203 million in cement and R$108 million in logistic.

Working Capital

In the third quarter, the Company reviewed the balance of the accounts composing its working capital, which includes Inventories, Suppliers, Salaries and Taxes. For comparison purposes, 2Q14 working capital was recalculated and reduced by R$493 million.

At the close of 3Q14, working capital applied to the Company’s businesses totaled R$2,094 million, a reduction of R$144 million compared to 2Q14, particularly due to the reduction in accounts receivable and the increase in salaries and social contributions, partially offset by higher inventories.

The average receivables period contracted by five days, the average payment period by one day, while the average inventory turnover period widened by seven days.

WORKING CAPITAL (R$ MM)	2Q14	3Q14	Change 3Q14 x 2Q14
Assets	4,602	4,523	(79)
Accounts Receivable	1,716	1,406	(309)
Inventory (*)	2,766	2,997	231
Advances to Taxes	121	119	(1)
Liabilities	2,363	2,429	65
Suppliers	1,567	1,509	(58)
Salaries and Social Contribution	284	358	74
Taxes Payable	481	539	58
Advances from Clients	31	23	(8)
Working Capital	2,239	2,094	(145)

TURNOVER RATIO Average Periods	2Q14	3Q14	Change 3Q14 x 2Q14
Receivables	31	26	(5)
Supplier Payment	49	48	(1)
Inventory Turnover	87	94	7
Cash Conversion Cycle	69	72	3
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy
Usina Presidente Vargas	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- FTL
LLC	ERSA	- TLSA
Lusosider		Port:
Prada (Distribution and		- Sepetiba Tecon
Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

Net revenue by segment (R$ million)

Results by segment
R$ million								3Q14

Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,788	914	39	335	97	120	(410)	3,883
Domestic Market	2,138	71	39	335	97	120	(316)	2,484
Foreign Market	649	843	-	-	-	-	(94)	1,399
Cost of Goods Sold	(2,173)	(796)	(33)	(219)	(49)	(86)	445	(2,912)
Gross Profit	614	118	7	115	48	34	35	971
Selling, General and Administrative Expenses	(161)	(13)	-	(25)	(5)	(18)	(155)	(379)
Depreciation	205	99	3	42	4	10	(37)	326
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	58	58
Adjusted EBITDA	658	203	10	132	47	26	(99)	977

R$ million								2Q14
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,843	1,117	47	226	87	113	(380)	4,052
Domestic Market	2,185	82	47	226	87	113	(211)	2,529
Foreign Market	657	1,035	-	-	-	-	(169)	1,523
Cost of Goods Sold	(2,083)	(740)	(31)	(156)	(49)	(72)	385	(2,747)
Gross Profit	759	377	16	70	38	42	5	1,306
Selling, General and Administrative Expenses	(168)	(20)	-	(21)	(5)	(17)	(126)	(358)
Depreciation	202	85	2	39	4	9	(45)	296
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	58	58
Adjusted EBITDA	793	442	18	87	37	34	(107)	1,303

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 1.2 billion tonnes in the first nine months of 2014, 2% higher than in 9M13, the same percentage growth recorded in China, which was responsible for 618 million tonnes. Global capacity use reached 76% in September 2014, 2 p.p. down on June. For 2014, the WSA expects a 2% growth in world apparent steel consumption and an increase of 1% in China.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 25.5 million tonnes in 9M14, down 1% on 9M13, while rolled flat output totaled 18.7 million tonnes, down by 5%. Flat steel apparent consumption in 9M14 reached 9.0 million tonnes, 3% less year-on-year, with domestic sales totaling 8.4 million tonnes, 8% down on 9M13. On the other hand, flat steel imports climbed by 26% to 1.8 million tonnes, while exports fell by 3% to 1.2 million tonnes.

The IABr reduced its estimates for domestic steel product sales from 23.7 to 21.7 million tonnes in 2014, with apparent consumption moving down from 27.2 to 25.3 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), Brazil’s vehicle production totaled 2.4 million units in 9M14, 17% less than the 2.9 million vehicles produced in 9M13. It is important mentioning truck production, which fell by 24%, followed by vehicles, light commercial vehicles and buses, down by 17%, 14% and 12%, respectively.

Vehicle sales declined by 9% in 9M14 over 9M13, led by the bus and trucks segments, with respective downturn of 17% and 14%, partially offset by the 1% growth in the light commercial vehicle segment. Exports fell by 39% year-on-year in the first nine months, basically influenced by the lower sales to Argentina.

In this scenario, ANFAVEA revised its estimates for 2014, estimating reduction of 10% in production and 5% in vehicle sales over 2013.

With relation to light vehicles, FENABRAVE (the Vehicle Distributors’ Association) registered reduction of 8% in the number of vehicles licensed, from 2.6 million units in 9M13 to 2.4 million units in 9M14. The association expects 2014 light vehicle sales to fall by 8% over last year.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building material in the last twelve months ended in September 2014 fell by 4.9% over the same period in 2013. In this context, the association revised its estimates for 2014, to a reduction of 4% in sales.

Home Appliances

According to the IBGE (Brazilian Institute of Geography and Statistics), home appliance production grew by 17% in 3Q14 over 2Q14, with expansion of 3% in the first nine months of 2014 over 9M13.

Distribution

According to INDA (the Brazilian steel distributors’ association), flat steel sales by domestic distributors totaled 3.3 million tonnes in 9M14, 2% down on the previous year. 9M14 purchases by the associated network came to 3.2 million tonnes, 9.7% down year-on-year, while inventories totaled 1.0 million tonnes at the close of 3Q14, declining by 1% over 2Q14. In this scenario, the association estimates sales to fall by 3% in 2014 over 2013.

Sales Volume

In 3Q14, CSN’s steel sales totaled 1.27 million tonnes. Of this total, 72% went to the domestic market, 25% were sold by overseas subsidiaries and 3% went to exports.

Domestic Sales Volume

CSN’s domestic steel sales came to 921 thousand tonnes in 3Q14, slightly more than the 918 thousand tonnes sold in 2Q14.

Foreign Sales Volume

Foreign sales amounted to 353 thousand tonnes in 3Q14, 3% more than in the previous quarter. Of this total, the overseas subsidiaries sold 319 thousand tonnes, 180 thousand tonnes of which by SWT. Direct exports came to 34 thousand tonnes.

Prices

Net revenue per tonne averaged R$2,130 in 3Q14, a 3.8% reduction over 2Q14, essentially due to the sales mix.

Net Revenue

Net revenue from steel operations totaled R$2,788 million in 3Q14, 2% down on the R$2,843 million recorded in 2Q14.

Cost of Goods Sold (COGS)

In 3Q14, steel COGS amounted to R$2,173 million, 4% higher than the 2Q14 figure, basically due to a nominal increase in COGS given non-recurring adjustments booked in 2Q14.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$658 million in 3Q14, 17% down on the R$793 million recorded in 2Q14, due to the aforementioned reasons. The adjusted EBITDA margin came to 24% in 3Q14, 4 p.p. down on 2Q14.

Production

The Presidente Vargas Steelworks (UPV) produced 1.2 million tonnes of crude steel in 3Q14, 5% more than in 2Q14, with additional consumption of 125,000 slabs purchased from third parties. Third-quarter rolled steel output totaled 1.1 million tonnes, the same level of the previous quarter.

Production (in thousand t)	2Q14	3Q14	First Nine months of		Change
			2013	2014	3Q14 x 2Q14	9M14 X 9M13
Crude Steel (UPV)	1,120	1,177	3,365	3,395	5%	1%
Purchased Slabs from Third Parties	103	125	434	329	21%	-24%
Total Crude Steel	1,222	1,302	3,799	3,724	7%	-2%
Total Rolled Products	1,099	1,097	3,446	3,250	0%	-6%

Production Costs (Parent Company)

In 3Q14, total production costs at the Presidente Vargas Steelworks (UPV) came to R$1,651 million, in line with the second-quarter figure.

Mining

At the close of 3Q14, seaborne iron ore prices recorded the lowest figure in the last five years, with the Platts Fe62% CFR China index reaching US$77.75/dmt. Compared to the US$134.50/dmt registered in early 2014, the price reduction came to 42%. Pressed by the capacity expansion in Australian mining companies, iron ore prices were still impacted by demand factors, such as the poor performance of the real estate sector in China, the low availability of credit for steelmakers and the high level of iron ore inventories in Chinese ports.

In this scenario, the Platts Fe62% CFR China index averaged US$90.21/dmt in 3Q14, 12% down on the 2Q14 average. The iron ore quality premium varied between US$1.45/dmt and US$1.70/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$21.06/wmt, 3.7% more than the previous quarter’s average.

Brazil exported 92.5 million tonnes of iron ore in the third quarter, 9% up on 2Q14.

Iron ore sales

In 3Q14, sales of finished iron ore products totaled 7.7 million tonnes, 7% up on the 7.2 million tonnes sold in 2Q14. Of this total, 2.6 million tonnes were sold by Namisa1. Almost all iron ore sold in 3Q14 was exported. Iron ore volume for own consumption reached 1.5 million tonnes in 3Q14.

In 9M14, sales of finished iron ore products totaled a record of 21.3 million tonnes, 19% up on 9M13. Of this total, 7.1 million tonnes were sold by Namisa1. Virtually all iron ore sold in 9M14 was exported. In addition to sales to third-parties, CSN’s steel production consumed 4.5 million tonnes in 9M14.

It is important mentioning the record volume of iron ore shipments at Tecar, which totaled 24.4 million tonnes in the first nine months, climbing by 23% year-on-year.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$914 million in 3Q14, 18% less than in 2Q14, primarily due to the reduction in iron ore prices.

Cost of Goods Sold (COGS)

Mining COGS came to R$796 million in 3Q14, 8% up on 2Q14, mostly due to the increase in iron ore sales volume.

Adjusted EBITDA

Adjusted EBITDA from mining operations totaled R$203 million in 3Q14, 54% down on the R$442 million reported in 2Q14, for the above mentioned reasons, accompanied by an adjusted EBITDA margin of 22%.

Logistics

Scenario

Railway Logistics

According to the ANTF (the National Rail Transport Association), the Brazilian railways transported 233 million tonnes in 1H14 of useful cargo. The association expects rail cargo volume to move up by 12% to 510 million tonnes between 2014 and 2016.

Port Logistics

According to ANTAQ (the National Waterway Transport Agency), Brazil’s port installations handled around 463 million tonnes in 1H14, 6% up on the same period the year before.

Also in 1H14, bulk solids totaled 281 million tonnes, 6% more than in 1H13, while container handling in Brazilian ports came to 4.5 million TEUs1, 9% up year-on-year.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

Net revenue from railway logistics totaled R$335 million in 3Q14. On the other hand, COGS came to R$219 million, and adjusted EBITDA totaled R$132 million, with an adjusted EBITDA margin of 39%.

Port Logistics

Net revenue from port logistics amounted to R$39 million in 3Q14, COGS totaled R$33 million and adjusted EBITDA came to R$10 million, with an adjusted EBITDA margin of 24%.

Cement

The Portland Cement Association (PCA) expects global cement production to grow by approximately 4% in 2014, and 4.6% in South America.

Analysis of Results

Cement sales reached the record level of 589 thousand tonnes in 3Q14, 4% up on 2Q14, with record net revenue of R$120 million, while COGS came to R$86 million, generating EBITDA of R$26 million, with a margin of 22%.

Cement sales reached the record level of 1.6 million tonnes in 9M14, 9% more than in 9M13, generating record net revenue of R$331 million, while COGS came to R$223 million, generating record EBITDA of R$86 million, accompanied by a margin of 26%.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption increased by 2.5% year-on-year in the first nine months of 2014, led by the commercial and residential segments, with respective growth of 7.6% and 5.9%.

Analysis of Results

In 3Q14, net revenue from electricity reached the record amount of R$97 million. COGS came to R$49 million, generating record EBITDA of R$47 million, with an EBITDA margin of 48%.

In 9M14, net revenue from electricity reached the record amount of R$249 million. COGS came to R$140 million, generating record EBITDA of R$107 million, with an EBITDA margin of 43%.

Capital Market

CSN’s shares depreciated by 7% in 3Q14, while the Company’s ADRs fell by 17% on the NYSE. Daily traded volume in CSN’s shares averaged R$60 million in 3Q14, from 5.7 million shares traded. On the NYSE, daily traded volume in CSN’s ADRs averaged US$25 million, from 5.5 million ADRs traded.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
3Q14
N# of shares	1,387,524
Market Capitalization
Closing price (R$/share)	8.70
Closing price (US$/share)	3.55
Market Capitalization (R$ million)	12,071
Market Capitalization (US$ million)	4,926
Total return including dividends and interest on equity
CSNA3 (%)	-7%
SID (%)	-19%
Ibovespa	7%
Dow Jones	1%
Volume
Average daily (thousand shares)	5,678
Average daily (R$ Thousand)	59,968
Average daily (thousand ADRs)	5,513
Average daily (US$ Thousand)	25,279
Source: Economática

 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S. A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the streches of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém (Railway System II) and FTL being responsible for the streches of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau and Propriá - Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Group's segments, see Note 24 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated condensed interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission).

The individual condensed interim financial statements have been prepared in accordance with the standards issued by the CPC and the CVM applicable to the preparation of the financial statements.

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2013, filed with the CVM.

These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2013.

Therefore, in these condensed interim financial statements the following notes were not repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 03 – Changes in accounting policies

Note 04 – Business combination

Note 28 – Employee benefits

The individual and consolidated condensed interim financial statements were approved by the Board of Directors on November 13, 2014.

(b)      Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of September 30, 2014, US$1 is equivalent to R$2.4510 (R$2.3426 as of December 31, 2013), €1 is equivalent to R$3.0954 (R$3.2265 as of December 31, 2013), and ¥1 is equivalent to R$0.02235 (R$0.02233 as of December 31, 2013).

(c)      Basis of consolidation

The consolidated condensed interim financial statements for the period ended September 30, 2014 and the year ended December 31, 2013 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds as described below:

•           Companies

	Equity interests (%)
Companies	09/30/2014	12/31/2013	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	100.00	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	88.41	88.41	Railroad logistics

Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A. (1)		100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	99.99	99.99	Equity interests
Lusosider Aços Planos, S. A.	99.99	99.98	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	99.99	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	99.99	58.96	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	99.66	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda. (2)		58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda. (2)		58.98	Production and sale of household appliances and related products
Companhia de Embalagens Metálicas - MTM do Nordeste	99.66	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.66	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited	100.00	100.00	Dormant company
CSN Steel Sections Czech Republic s.r.o. (3)		100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests
CSN Asia Limited (4)	100.00		Commercial representation

Direct interest in jointly controlled entities: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in jointly controlled entities: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A. (5)	31.82	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
Transnordestina Logística S.A.	62.68	77.30	Railroad logistics

Indirect interest in jointly controlled entities: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A. (5)		9.08	Dormant company
Namisa Asia Limited (6)	60.00		Commercial representation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Steel and equity interests

(1)  Company liquidated on August 5, 2014.

(2)  Companies merged into Companhia de Embalagens Metálicas MMSA on July 31, 2014.

(3)  Company liquidated on May 27,  2014.

(4)  Company established on June 30, 2014.

(5)  Transfer to CSN of the rights to subscribe to the shares of Aceros del Orinoco S. A. held by CSN Aceros, S.A.

(6)  Company established on July 10, 2014.

•           Exclusive funds

	Equity interests (%)
Exclusive funds	09/30/2014	12/31/2013	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund

3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Current
Cash and cash equivalents
Cash and banks	188,351	178,920	14,989	36,553

Short-term investments
In Brazil:
Government securities	191,146	48,206	139,573	42,575
Private securities	422,102	240,852	293,107	57,564
	613,248	289,058	432,680	100,139
Abroad:
Time deposits	8,169,763	9,527,694	29,613	69,932
Total short-term investments	8,783,011	9,816,752	462,293	170,071
Cash and cash equivalents	8,971,362	9,995,672	477,282	206,624

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, which were consolidated, with repurchase agreements backed by government and private bonds, with fixed rate yield and immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes and National Treasury Bills. The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. Investments in funds were consolidated.

In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in Time Deposits with leading banks, bearing fixed rates.

4.     TRADE RECEIVABLES

		Consolidated		Parent Company
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Trade receivables
Third parties
Domestic market	786,854	790,225	430,687	545,927
Foreign market	639,403	950,145	57,502	80,434
Estimated losses on doubtful debts	(125,055)	(114,172)	(97,850)	(88,518)
	1,301,202	1,626,198	390,339	537,843
Related parties (Note 17 - b)	105,107	107,443	660,030	632,645
	1,406,309	1,733,641	1,050,369	1,170,488

Other receivables
Dividends receivable (*) (Note 17 - b)	31,535	717,595	104,552	774,147
Employees liabilities	27,093	35,267	17,953	22,237
Other receivables	23,015	35,962	16,200	25,832
	81,643	788,824	138,705	822,216
	1,487,952	2,522,465	1,189,074	1,992,704

(*) Reversal of dividends of the jointly controlled entity Nacional Minérios S.A., as mentioned in note 7 c.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Falling due	1,144,459	1,339,481	328,281	373,190
Overdue until 180 days	156,294	216,392	58,067	90,165
Overdue above 180 days	125,504	184,497	101,841	163,006
	1,426,257	1,740,370	488,189	626,361

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 7 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$252,010 as of September 30, 2014 (R$386,732 as of December 31, 2013), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Opening balance	(114,172)	(111,532)	(88,518)	(86,391)
Allowance for losses on trade receivables	(15,936)	(17,988)	(13,093)	(13,902)
Recovery of receivables	5,053	15,348	3,761	11,775
Closing balance	(125,055)	(114,172)	(97,850)	(88,518)

5.     INVENTORIES

		Consolidated		Parent Company
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Finished products	1,177,260	743,831	972,303	529,068
Work in process	900,382	650,311	767,061	550,227
Raw materials	731,583	714,365	382,034	436,283
Storeroom supplies	986,354	1,003,473	859,645	877,944
Iron ore	160,571	139,275	160,571	139,275
Advances to suppliers	6,669	11,915	5,627	9,859
(-) Estimated losses	(106,435)	(102,185)	(83,173)	(83,426)
	3,856,384	3,160,985	3,064,068	2,459,230

Changes in the allowance for inventory losses are as follows:

		Consolidated		Parent Company
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Opening balance	(102,185)	(108,160)	(83,426)	(90,344)
Allowance for/reversals of slow-moving inventories and obsolescence	(4,250)	5,975	253	6,918
Closing balance	(106,435)	(102,185)	(83,173)	(83,426)

As of September 30, 2014, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483 as of December 31, 2013), as described in note 6.

6.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2014	12/31/2013	09/30/2014	12/31/2013	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Judicial deposits (Note 15)			546,071	693,714			499,849	650,463
Credits with the PGFN (*)			79,394	88,921			79,394	88,921
Recoverable taxes (**)	518,717	480,495	162,825	112,788	361,400	298,279	97,049	94,342
Prepaid expenses	27,436	37,369	34,495	38,117	15,076	27,394	16,365	18,600
Actuarial asset - related party (Note 17 b)			97,051	97,051			96,665	96,665
Derivative financial instruments (Note 11 I)	147,075	9,681		3,879
Securities held for trading (Note 11 I)	20,390	9,906			13,976	7,041
Ore inventory (Note 5)			144,483	144,483			144,483	144,483
Northeast Investment Fund (FINOR)			8,452	8,452			8,452	8,452
Other receivables (Note 11 I)			893	9,970			1,543	10,631
Loans with related parties (Note 17 b)	533,182	147,273	99,522	603,862	112,643	46,722	32,427	237,710
Other receivables from related parties (Note 17 b)	14,982	15,658	11,655	18,129	21,575	16,180	141,871	155,932
Other	19,910	22,538	14,836	15,959			14,529	15,649
	1,281,692	722,920	1,199,677	1,835,325	524,670	395,616	1,132,627	1,521,848

(*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

.

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

7.     INVESTMENTS

The information related to the description of activities of subsidiaries, jointly controlled entities, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of September 30, 2014.

a)     Direct equity interests in subsidiaries, jointly controlled entities, joint operations and associates

							09/30/2014				12/31/2013	09/30/2013
Companies	Number of
	shares held by CSN		%				Profit	%				Profit
	in units)		Direct equity			Shareholders'	(loss)	Direct equity			Shareholders'	(loss)
	Common	Preferred	interest	Assets	Liabilities	equity	for the period	interest	Assets	Liabilities	equity	for the period
Subsidiaries
CSN Islands VII Corp.	20,001,000		100.00	7,158,114	7,608,217	(450,103)	245,117	100.00	7,958,296	8,653,517	(695,221)	(309,117)
CSN Islands VIII Corp.	2,501,000		100.00				(183)	100.00	16,236		16,236	(28,975)
CSN Islands IX Corp.	3,000,000		100.00	1,002,577	1,000,741	1,836	(133)	100.00	981,698	979,730	1,968	77
CSN Islands X Corp.	1,000		100.00	20	56,471	(56,451)	(3,659)	100.00	46	52,838	(52,792)	(4,782)
CSN Islands XI Corp.	50,000		100.00	1,848,018	1,839,933	8,085	145	100.00	1,796,485	1,788,545	7,940	744
CSN Islands XII Corp.	1,540		100.00	1,865,675	2,452,931	(587,256)	(111,941)	100.00	1,868,122	2,343,437	(475,315)	(136,858)
International Investment Fund												(28)
CSN Minerals S.L.U.	131,649,926		100.00	4,349,141	264	4,348,877	(208,053)	100.00	4,558,786	1,856	4,556,930	491,807
CSN Export Europe, S.L.U.	35,924,748		100.00	962,759	65	962,694	20,850	100.00	942,194	350	941,844	95,858
CSN Metals S.L.U.	256,951,582		100.00	1,508,789	885	1,507,904	58,579	100.00	1,450,763	1,438	1,449,325	121,063
CSN Americas S.L.U.	151,877,946		100.00	1,965,792	1,545	1,964,247	(36,237)	100.00	1,995,959	13,962	1,981,997	165,519
CSN Steel S.L.U.	454,072,527		100.00	2,634,551	424,651	2,209,900	(23,320)	100.00	2,714,157	435,831	2,278,326	65,266
Sepetiba Tecon S.A.	254,015,052		99.99	369,608	133,942	235,666	16,524	99.99	324,698	81,973	242,725	37,657
Mineração Nacional S.A.	999,999		99.99	1,090	18	1,072	59	99.99	1,067	15	1,052	36
Florestal Nacional S.A.												(46,509)
Estanho de Rondônia S.A.	34,236,306		99.99	33,528	18,573	14,955	(9,537)	99.99	34,189	9,697	24,492	(1,150)
Cia Metalic Nordeste	92,459,582		99.99	183,717	42,405	141,312	196	99.99	182,845	41,730	141,115	2,082
Companhia Metalúrgica Prada	675,317		99.99	640,778	451,811	188,967	(74,332)	99.99	771,436	465,032	306,404	(13,544)
CSN Cimentos S.A.	3,734,582,665		100.00	1,066,198	89,330	976,868	66,619	99.99	1,012,370	84,651	927,719	42,728
Congonhas Minérios S.A.	64,610,862		99.99	2,058,113	2,070,958	(12,845)	(4,662)	99.99	1,996,614	2,004,797	(8,183)	(1,377)
CSN Energia S.A.	43,149		99.99	101,261	19,785	81,476	61,909	99.99	33,416	13,850	19,566	9,084
FTL - Ferrovia Transnordestina Logística S.A.	306,241,571		88.41	560,400	260,217	300,183	(2,397)	88.41	542,162	239,582	302,580
Companhia Florestal do Brasil	21,120,514		99.99	29,057	8,075	20,982	(70)	99.99	20,858	1,567	19,291	(49)
Jointly controlled entities
Nacional Minérios S.A.	285,040,443		60.00	9,890,522	626,543	9,263,979	432,646	60.00	9,404,480	1,058,093	8,346,387	798,666
Itá Energética S.A.	253,606,842		48.75	316,841	14,113	302,728	2,609	48.75	341,188	18,059	323,129	6,751
MRS Logística S.A.	52,414,152	40,301,916	27.27	1,908,129	1,128,347	779,782	82,396	27.27	1,853,628	1,126,803	726,825	86,297
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146		50.00	22,642	19,546	3,096	(84)	50.00	20,590	16,244	4,346	1,760
CGPAR - Construção Pesada S.A.	50,000		50.00	66,850	57,675	9,175	9,115	50.00	53,527	48,703	4,824	6,451
Transnordestina Logística S.A.	22,714,245	1,397,545	62.68	4,073,546	2,767,640	1,305,906	(19,209)	77.30	4,286,381	2,961,282	1,325,099	(35,312)
Associates
Arvedi Metalfer do Brasil	27,239,971		20.00	58,810	39,659	19,151	(1,624)	20.00	49,800	34,441	15,359	(4,883)

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

b)     Events in 2013 and in the third quarter of 2014

•       Transnordestina Logística S.A. (“TLSA”)

On September 20, 2013, the Company signed (i) An Addendum to the Concession Agreement of the Northeast Railway System, which encompasses the stretches between the cities of São Luís to Mucuripe, Arrojado to Recife, Itabaiana to Cabedelo, Paula Cavalcante to Macau, and Propriá to Jorge Lins (“Railway System I”) and the stretches between the cities of Missão Velha to Salgueiro, Salgueiro to Trindade, Trindade to Eliseu Martins, Salgueiro to Porto de Suape, and Missão Velha to Porto de Pecém (“Railway System II”), to include therein obligations assumed by TLSA related to the implementation of the Railway System II, as well as the adaptation of the streches that comprise it and (ii) Conduct Adjustment Agreement between ANTT and TLSA, with the purpose of resolving pending items existing between the parties.

On that date the following agreements were also signed (i) a new Shareholders' Agreement of TLSA between CSN, Valec Engenharia, Construções e Ferrovias S.A. (“Valec”), Fundo de Desenvolvimento do Nordeste – FDNE (“FDNE”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with the intervenience of TLSA, whose effectiveness was conditioned to the disproportionate spin-off of TLSA, to be implemented under the terms of ANTT Resolution 4,042/2013; and (ii) Investment Agreement between CSN, Valec and FDNE, with the intervenience of TLSA, which besides other matters, deals with the new budget and the sources of funds that will have to be contributed to TLSA or financed for implementation of the Railway System II.

At the Extraordinary Shareholders' Meeting held on December 27, 2013, as part of the reorganization process described above, the shareholders approved the disproportionate spin-off of TLSA, completing the segregation of Railway System I and Railway System II.

The purpose of this restructuring was to rebalance economically and financially the Northeast Railway System concession, leading to the extension of the Railway System II operation concession, which could reach 2057, and the segregation of the assets related to Railway System I, which were merged into subsidiary FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), . (“FTL”), with the maintenance of the assets related to Railway System II in TLSA.

As a result of the spin-off, CSN became the holder of an 88.41% stake in FTL and a 77.30% stake in TLSA.

In April 2014, the shareholders of Transnordestina approved a capital increase in the amount of R$400,000, through the issuance of 7,278,020 class A preferred shares, which were fully subscribed by the shareholder Valec and paid up through the capitalization of credits from Advances for Future Capital Increase held by such shareholder against Transnordestina. As a result of such increase CSN no longer holds a 77.30% interest, it currently holds 62.68% of the total capital of Transnordestina.

With the completion of the spin-off, the new Shareholders’ Agreement became effective and control is now jointly held with the shareholders part of the public block, which became the holders of substantive rights to make certain material company decisions and influence the ordinary course of business, as well as CSN, by influencing budgeting, internal policies, capital expenditures, debt, etc., thus typifying the loss of control by CSN, pursuant to specific IFRS criteria.

Accordingly, as of December 31, 2013, in accordance with IFRS 10, corresponding to CPC 36(R3), CSN reversed all TLSA assets and liabilities and non-controlling interests and started to recognize the remaining stake in this investment at fair value on the date control was lost. After this initial recognition, the investment starts to be measured under the equity method.

The gain generated by the loss of control over the investment recognized in the income statement, in other operating income in 2013, is broken down as follows:

		Consolidated	Parent Company
		12/31/2013	12/31/2013
(+)	Fair value of the remaining investment	1,984,204	1,984,204
(-)	Carrying amount of net assets	1,714,232	1,325,099
(+)	Carrying amount of non-controlling interests	389,133
	Gain on loss of control over Transnordestina	659,105	659,105

(-)	Capitalized interest written off	185,206	185,206

	Gain on loss of control over Transnordestina	473,899	473,899

(-)	Income tax and social contribution	161,126	161,126

	Gain on loss of control, net of income tax and social contribution	312,773	312,773

(*) the goodwill will be amortized monthly, from the completion of the construction work to the final concession date.

•       Companhia Metalúrgica Prada (“Prada”)

On August 1, 2014, Prada subscribed 10,820,723,155 common shares in its subsidiary Companhia Brasileira de Latas (“CBL”), which were paid up through capitalization of receivables from Advances for Future Capital Increase held against CBL in the amount of R$108,207. Due to this increase, Prada's interest increased from 59.17% to 95.55% of CBL’s total capital.

On August 28, 2014, Prada acquired all of the shares issued by CBL held by the minority shareholders representing 4.45% of the capital for R$5, becoming the holder of a 100% interest in CBL’s capital.

c)     Changes in investments in subsidiaries, jointly controlled entities, joint ventures, associates, and other investments

		Consolidated		Parent Company
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Opening balance of investments	13,487,023	10,839,787	27,005,592	23,356,506
Opening balance of impairment loss allowance			(1,231,511)	(851,298)
Transnordestina Investment balance at 12.31.2012		1,452,074
Capital increase/acquisition of shares	10,147	164,941	41,874	654,692
Capital reduction		(153,305)
Merger and partial spin-off of subsidiaries				132,725
Dividends (1)	453,611	(85,998)	386,163	(139,887)
Comprehensive income (2)	(1,239,304)	73,213	(1,324,355)	456,978
Share of profits of investees (3)	492,718	542,711	471,007	1,502,450
Gain on loss of control over Transnordestina		659,106		659,106
Other	(3)	(5,506)		2,809
Closing balance of investments	13,204,192	13,487,023	26,455,426	27,005,592
Closing balance of impairment loss allowance			(1,106,656)	(1,231,511)

1.   On March 28, 2014, the Annual General Meeting of the jointly controlled entity Nacional Minérios S.A. decided to allocate fully the profit (loss) for 2012 to the Investment Reserve and Contingencies Reserve accounts. In view of this decision of the general meeting, the company reversed the dividends receivable in the amount of R$484,946 that had been recorded according to NAMISA's management proposal and that were not approved by such meeting.

2.   Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments, the functional currency of which is not the Brazilian reais.

3.   Below is the reconciliation of the share of profit of jointly controlled entities with the share of profit of investees recognized in the balance sheet after the reclassifications:

		Consolidated
	09/30/2014	12/31/2013
Share of profit of jointly controlled entities	492,718	542,711
Reclassifications
To cost of sales	(124,944)	(137,418)
To finance costs	(493,282)	(624,096)
To taxes	210,197	258,914
Other
Elimination of Transnordestina’s profit		120,102
Other		(2,075)
Adjusted share of profit of investees	84,689	158,138

d)     Investments in joint ventures and joint operations

The balances of the balance sheets and income statements of the companies under shared control are stated below:

						09/30/2014						12/31/2013
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	62.68%	60.00%	48.75%	27.27%	50.00%	50.00%	77.30%
Balance sheet
Current assets
Cash and cash equivalents	5,089,351	25,009	345,058	1,844	30,124	687,648	4,815,211	45,894	471,079	12,897	28,582	195,830
Other current assets	925,789	15,044	603,513	36,996	32,903	50,862	1,135,192	16,682	630,121	21,407	33,055	39,183
Total current assets	6,015,140	40,053	948,571	38,840	63,027	738,510	5,950,403	62,576	1,101,200	34,304	61,637	235,013
Non-current assets
Long-term assets	9,052,009	32,883	448,238	83	35	247,264	8,391,119	34,029	414,624	4	11	229,280
Investments, PP&E and intangible assets	1,410,426	576,994	5,600,516	6,360	70,637	5,513,602	1,356,909	603,268	5,281,642	6,872	45,405	5,080,841
Total non-current assets	10,462,435	609,877	6,048,754	6,443	70,672	5,760,866	9,748,028	637,297	5,696,266	6,876	45,416	5,310,121
Total assets	16,477,575	649,930	6,997,325	45,283	133,699	6,499,376	15,698,431	699,873	6,797,466	41,180	107,053	5,545,134

Current liabilities
Borrowings and financing	383,497		363,272		27,601	164,841	42,247		333,796		20,053	97,681
Other current liabilities	297,602	28,949	787,715	34,657	46,699	90,946	1,318,884	35,174	841,681	22,437	36,733	51,901
Total current liabilities	681,099	28,949	1,150,987	34,657	74,300	255,787	1,361,131	35,174	1,175,477	22,437	56,786	149,582
Non-current liabilities
Borrowings and financing	30,695		2,556,288		41,050	4,156,777	339,961		2,566,412		21,664	3,479,420
Other non-current liabilities	325,816		430,501	4,434		3,229	86,694	1,870	390,228	10,050	18,956	201,900
Total non-current liabilities	356,511		2,986,789	4,434	41,050	4,160,006	426,655	1,870	2,956,640	10,050	40,620	3,681,320
Shareholders’ equity	15,439,965	620,981	2,859,549	6,192	18,349	2,083,583	13,910,645	662,829	2,665,349	8,693	9,647	1,714,232
Total liabilities and shareholders’ equity	16,477,575	649,930	6,997,325	45,283	133,699	6,499,376	15,698,431	699,873	6,797,466	41,180	107,053	5,545,134

				01/01/2014 to 09/30/2014							01/01/2013 to 09/30/2013
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	62.68%	60.00%	48.75%	27.27%	50.00%	50.00%
Statements of Income
Net revenue	1,218,791	104,222	2,320,733	111,898	204,572	14	1,873,759	111,537	2,194,355	76,869	118,638
Cost of sales and services	(970,154)	(64,304)	(1,563,603)	(105,780)	(171,723)		(1,026,348)	(58,204)	(1,428,344)	(67,697)	(99,298)
Gross profit	248,637	39,918	757,130	6,118	32,849	14	847,411	53,333	766,011	9,172	19,340
Operating (expenses) income	(169,508)	(34,295)	(187,972)	(6,397)	(3,192)	(19,345)	(178,363)	(33,090)	(202,826)	(4,322)	(37)
Finance income (costs), net	1,058,652	2,562	(109,858)	170	(899)	(11,318)	1,150,359	705	(77,750)	477	217
Income before income tax and social contribution	1,137,781	8,185	459,300	(109)	28,758	(30,649)	1,819,407	20,948	485,435	5,327	19,520
Current and deferred income tax and social contribution	(416,704)	(2,832)	(157,146)	(59)	(10,529)		(488,297)	(7,098)	(168,976)	(1,808)	(6,619)
Profit for the period	721,077	5,353	302,154	(168)	18,229	(30,649)	1,331,110	13,850	316,459	3,519	12,901

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and income statement amounts refer to 100% of the companies’ results.

8.     PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

							Consolidated
	Land	Buildings and infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Cost	213,301	2,196,994	12,968,200	151,479	4,771,635	627,845	20,929,454
Accumulated depreciation		(370,475)	(5,185,367)	(117,352)		(344,834)	(6,018,028)
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Effect of foreign exchange differences	(2,085)	(5,911)	(19,896)	(142)	(625)	379	(28,280)
Acquisitions	52	986	223,744	4,839	1,027,200	35,359	1,292,180
Capitalized interest (Notes 23 and 29)					123,755		123,755
Write-offs	(49)	(109)	(6,936)	(12)	(5,701)	(128)	(12,935)
Depreciation		(57,532)	(814,183)	(4,926)		(25,929)	(902,570)
Transfers to other asset categories	3,127	532,670	2,977,328	1,019	(3,524,127)	9,983
Transfers to intangible assets					(86,381)	(922)	(87,303)
Other			89,960	3	(30,284)	(14,343)	45,336
Balance at September 30, 2014	214,346	2,296,623	10,232,850	34,908	2,275,472	287,410	15,341,609
Cost	214,346	2,725,507	16,186,651	155,705	2,275,472	652,413	22,210,094
Accumulated depreciation		(428,884)	(5,953,801)	(120,797)		(365,003)	(6,868,485)
Balance at September 30, 2014	214,346	2,296,623	10,232,850	34,908	2,275,472	287,410	15,341,609

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers.

							Parent Company
	Land	Buildings and infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2013	107,475	1,225,222	6,355,738	26,409	4,345,142	358,109	12,418,095
Cost	107,475	1,390,013	10,423,838	129,930	4,345,142	467,481	16,863,879
Accumulated depreciation		(164,791)	(4,068,100)	(103,521)		(109,372)	(4,445,784)
Balance at December 31, 2013	107,475	1,225,222	6,355,738	26,409	4,345,142	358,109	12,418,095
Acquisitions		280	179,017	4,275	880,553	28,268	1,092,393
Capitalized interest (Notes 23 and 29)					123,755		123,755
Write-offs			(6,263)	(6)	(5,700)	(1)	(11,970)
Depreciation		(35,700)	(692,907)	(3,535)		(9,200)	(741,342)
Transfers to other asset categories	2,706	526,490	2,725,854	918	(3,081,981)	(173,987)
Transfers to intangible assets					(85,701)		(85,701)
Other			110,351	2	(27,080)	(15,196)	68,077
Balance at September 30, 2014	110,181	1,716,292	8,671,790	28,063	2,148,988	187,993	12,863,307
Cost	110,181	1,918,856	13,411,310	133,985	2,148,988	304,345	18,027,665
Accumulated depreciation		(202,564)	(4,739,520)	(105,922)		(116,352)	(5,164,358)
Balance at September 30, 2014	110,181	1,716,292	8,671,790	28,063	2,148,988	187,993	12,863,307

(*) includes leasehold improvements, vehicles, hardware, mines and ore bodies and replacement storeroom supplies.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project objective	Start date	Completion date		9/30/2014	12/31/2013
Logistics
	Equalization of Berth 301.	2012	2014			151,932
	Current investments for maintenance of current operations.				70,531	231,832
					70,531	383,764

Mining	Expansion of Casa de Pedra Mine capacity production.	2007	2015/2016	(1)	524,515	1,090,568
	Expansion of TECAR’s export capacity.	2009	2017	(2)	419,264	404,374
	Current investments for maintenance of current operations.				65,941	42,866
					1,009,720	1,537,808

Steel	Construction of a long steel plant to produce rebar and machine wire.	2008	2014	(3)	149,855	1,592,016
	Implementation of the AF#3’s gas pressure recovery.	2006	2014		336	74,337
	Expansion of the service center/Mogi.	2013	2015	(4)	32,058	11,000
	Current investments for maintenance of current operations.				119,061	668,495
					301,310	2,345,848
Cement
	Construction of cement plants.	2011	2016	(5)	886,413	476,076
	Current investments for maintenance of current operations.				7,498	28,139
					893,911	504,215
Total Construction in Progress					2,275,472	4,771,635

(1)  Expected date for completion of the Central Plant Stage 1 and Magnetic Separators;

(2)   Expected date for completion of the 60 Mtpa stage;

(3)  Operations started in the first half of 2014, in progress disbursements with commitment balances and gradual increase of the operation ramp-up.

(4)  Expected date for completion of Service Center/Mogi;

(5)  Expected date for completion of Minas Gerais unit.

a)      Additions to depreciation, amortization and depletion for the year were distributed as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Production cost	889,896	804,255	320,077	265,849
Selling expenses	6,755	6,208	2,308	2,033
General and administrative expenses	10,688	12,257	3,360	4,294
	907,339	822,720	325,745	272,176
Other operating expenses (*)	27,216	46,164	8,657	17,219
	934,555	868,884	334,402	289,395

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Production cost	734,750	666,414	266,327	221,106
Selling expenses	5,162	4,818	1,773	1,567
General and administrative expenses	7,018	6,421	2,152	2,297
	746,930	677,653	270,252	224,970
Other operating expenses (*)	714	21,320		7,171
	747,644	698,973	270,252	232,141

(*) Refers to the depreciation of unused equipment (see note 22).

9.     INTANGIBLE ASSETS

The information related to intangible assets did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2014.

						Consolidated				Parent Company
	Goodwill	Customer relations	Software	Rights and permits (*)	Other	Total	Goodwill	Software	Rights and permits (*)	Total
Balance at December 31, 2013	407,434	381,480	67,354		109,172	965,440	13,091	63,378		76,469
Cost	666,768	415,899	107,416		109,172	1,299,255	14,135	89,255		103,390
Accumulated amortization	(150,004)	(34,419)	(40,062)			(224,485)	(1,044)	(25,877)		(26,921)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at December 31, 2013	407,434	381,480	67,354		109,172	965,440	13,091	63,378		76,469
Effect of foreign exchange differences		(15,437)	(29)		(4,435)	(19,901)
Acquisitions and expenditures			610			610
Transfer of property, plant and equipment			17,608	69,695		87,303		16,928	68,773	85,701
Amortization		(24,830)	(7,155)			(31,985)		(6,302)		(6,302)
Other transactions			114			114		114		114
Balance at September 30, 2014	407,434	341,213	78,502	69,695	104,737	1,001,581	13,091	74,118	68,773	155,982
Cost	666,768	398,999	147,615	69,695	104,737	1,387,814	14,135	106,300	68,773	189,208
Accumulated amortization	(150,004)	(57,786)	(69,113)			(276,903)	(1,044)	(32,182)		(33,226)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at September 30, 2014	407,434	341,213	78,502	69,695	104,737	1,001,581	13,091	74,118	68,773	155,982

(*) Refers to investments in the acquisition of the right to expand the Casa de Pedra mine to 40Mpta.

10.   BORROWINGS, FINANCING AND DEBENTURES

The information related to borrowings, financing and debentures did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
FOREIGN CURRENCY
Prepayment	1% to 3.50%	55,587	105,874	1,933,009	1,166,615	52,711	105,874	1,919,133	1,166,615
Prepayment	3.51% to 7.50%	268,551	207,331	1,580,895	1,276,717	139,039	343,912	6,106,176	4,084,099
Perpetual bonds	7.00%	3,336	3,189	2,451,000	2,342,600
Fixed rate notes	4.14 to 10%	1,039,521	156,868	4,719,437	5,505,110	1,129,411	19,439	1,470,600	2,433,517
BNDES/FINAME			12,356				11,334
Intercompany	6M Libor + 2.25 and 3%					62,801	737,297	840,217	110,268
Other	1.2% up to 8%	136,574	49,306	371,448	442,843	49,484
		1,503,569	534,924	11,055,789	10,733,885	1,433,446	1,217,856	10,336,126	7,794,499

LOCAL CURRENCY		80,584	97,044	969,406	962,684	41,856	57,759	875,216	853,379
BNDES/FINAME	TJLP + 1.5% to 3.2% and 2.5% to 10% fixed rate	811,199	846,387	1,550,000	1,932,500	811,199	846,387	1,550,000	1,932,500
Debentures	105.8% to 111.20% CDI	179,998	101,330	5,345,000	5,345,000	94,444	79,302	3,345,000	3,345,000
Prepayment	106.5% to 110.79% CDI and 8% fixed rate	1,099,393	1,085,436	6,200,218	6,200,000	1,099,393	1,085,436	6,200,000	6,200,000
CCB	112.5% CDI					130,288	591,423	1,842,325	1,338,771
Intercompany	110.79% CDI	7,656	8,527	13,990	15,505	2,178	2,119	1,089	2,118
Other		2,178,830	2,138,724	14,078,614	14,455,689	2,179,358	2,662,426	13,813,630	13,671,768
Total borrowings and financing		3,682,399	2,673,648	25,134,403	25,189,574	3,612,804	3,880,282	24,149,756	21,466,267
Transaction costs and issue premiums		(24,680)	(30,841)	(73,291)	(85,951)	(19,166)	(25,588)	(62,820)	(71,607)
Total borrowings and financing + transaction costs		3,657,719	2,642,807	25,061,112	25,103,623	3,593,638	3,854,694	24,086,936	21,394,660

The balances of prepaid related parties borrowings total R$4,641,837 as of September 30, 2014 (R$2,943,964 as of December 31, 2013) and the balances of Fixed Rate Notes and related parties Bonds total R$2,600,011 (R$2,452,956 as of December 31, 2013), see note 17.

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of September 30, 2014, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated		Parent Company
2015	1,317,537	5%	1,362,970	6%
2016	2,549,840	10%	3,856,694	16%
2017	3,857,024	15%	3,670,987	15%
2018	4,214,239	17%	3,872,641	16%
2019	5,336,259	21%	3,954,622	16%
After 2019	5,408,504	22%	7,431,842	31%
Perpetual bonds	2,451,000	10%
	25,134,403	100%	24,149,756	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

		Consolidated		Parent Company
	9/30/2014	12/31/2013	9/30/2014	12/31/2013
Opening balance	27,746,430	29,304,704	25,249,354	24,139,992
Funding	1,630,664	1,697,363	2,892,640	1,363,253
Amortization	(3,278,616)	(4,300,240)	(2,985,970)	(3,991,884)
Loss of control over Transnordestina		(3,180,821)
Other (*)	2,620,353	4,225,424	2,524,550	3,737,993
Closing balance	28,718,831	27,746,430	27,680,574	25,249,354

(*) Includes unrealized foreign exchange and monetary variations.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of September 30, 2014.

•       Debentures

7th issue

In March 2014 the Company issued 40,000 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10 totaling R$400,000 that pay interest equivalent to 111.20% of the CDI Cetip rate per year, maturing in March 2021, with early redemption option.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and jointly controlled entities. As of September 30, 2014, the amount is R$3,266 (R$4,234 as of December 31, 2013).

11.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2014.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

•           Classification of financial instruments

Consolidated		9/30/2014					12/31/2013
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets
Cash and cash equivalents	3			8,971,362		8,971,362			9,995,672		9,995,672
Trade receivables, net	4			1,406,309		1,406,309			1,733,641		1,733,641
Derivative financial instruments	6		147,075			147,075		9,681			9,681
Trading securities	6		20,390			20,390		9,906			9,906
Total			167,465	10,377,671		10,545,136		19,587	11,729,313		11,748,900

Non-current assets
Other trade receivables	6			893		893			9,970		9,970
Investments		1,171,667				1,171,667	2,405,174				2,405,174
Derivative financial instruments	6							3,879			3,879
Short-term investments				32,539		32,539			30,756		30,756
Total		1,171,667		33,432		1,205,099	2,405,174	3,879	40,726		2,449,779

Total assets		1,171,667	167,465	10,411,103		11,750,235	2,405,174	23,466	11,770,039		14,198,679

Liabilities
Current liabilities
Borrowings and financing	10				3,682,399	3,682,399				2,673,648	2,673,648
Derivative financial instruments	12		17,088			17,088		6,822			6,822
Trade payables					1,469,748	1,469,748				1,102,037	1,102,037
Total			17,088		5,152,147	5,169,235		6,822		3,775,685	3,782,507

Non-current liabilities
Borrowings and financing	10				25,134,403	25,134,403				25,189,574	25,189,574
Derivative financial instruments	12		17,827			17,827		17,375			17,375
Total			17,827		25,134,403	25,152,230		17,375		25,189,574	25,206,949

Total liabilities			34,915		30,286,550	30,321,465		24,197		28,965,259	28,989,456

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				9/30/2014				12/31/2013
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		147,075		147,075		9,681		9,681
Trading securities	20,390			20,390	9,906			9,906
Non-current assets
Available-for-sale financial assets
Investments	1,171,667			1,171,667	2,405,174			2,405,174
Financial assets at fair value through profit or loss
Derivative financial instruments						3,879		3,879
Total assets	1,192,057	147,075		1,339,132	2,415,080	13,560		2,428,640

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		17,088		17,088		6,822		6,822
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		17,827		17,827		17,375		17,375
Total liabilities		34,915		34,915		24,197		24,197

II – Investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil involving top ranked companies, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

On June 30, 2014 and 2013, there was a decline in the quotation of the common shares (USIM3) which, according to the Company’s accounting policy, generated a loss of R$34,396 and R$3,302, net of income tax and social contribution, and R$52,115 and R$5,002 were recorded in other operating expenses and R$17,719 and R$1,701 in deferred taxes, respectively.

On September 30,  2014, after a new decline in the quotation of the common shares (USIM3) in relation to the quotation of June 30, 2014, the Company reclassified the accumulated losses for the quarter recognized in other comprehensive income, in the amount of R$13,193, net of income tax and social contribution, to profit or loss for the period, in the amount of R$19,989 in other operating expenses and R$6,796 in deferred taxes, totaling in 2014 R$72,104 in other operating expenses and R$24,515 in deferred taxes.

Beginning this date, pursuant to a Company's policy, gains and losses arising from the variation of the quotation of shares were recognized in other comprehensive income.

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter and a commitment agreement (Performance Commitment Agreement), or TCD, was signed between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in Usiminas within a specified term. The term and percentage of reduction are confidential. Moreover, the political rights at Usiminas will continue suspended until the Company reaches the limits established in the TCD.

The Company’s interest in Usiminas has not changed as compared with the percentage disclosed in the financial statements as of December 31, 2013.

The Company will continue to evaluate strategic alternatives with respect to its investment in Usiminas.

III – Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		9/30/2014		12/31/2013
	Carrying amount	Fair value Fair value	Carrying amount	Fair value
Perpetual bonds	2,454,336	2,225,003	2,345,789	1,938,780
Fixed Rate Notes	5,758,958	6,024,515	5,661,978	6,032,207

IV     Financial risk management policy

As of September 30, 2014, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2013.

•           Foreign exchange exposure

The consolidated net exposure as of September 30, 2014 is as follows:

		9/30/2014
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	3,358,639	2,466
Trade receivables - foreign market	184,734	9,135
Related parties borrowings	154,549	79,778
Other assets	128	9,154
Total assets	3,698,050	100,533
Borrowings and financing	(4,928,517)	(119,968)
Trade payables	(216,184)	(5,931)
Other liabilities	(15,578)	(23,700)
Related parties borrowings	(34,537)
Total liabilities	(5,194,816)	(149,599)
Gross exposure	(1,496,766)	(49,066)
Notional amount of derivatives contracted (*)	1,508,000	(90,000)
Net exposure	11,234	(139,066)

•            Exchange swap transactions

						9/30/2014				12/31/2013	9/30/2014
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2014
Counterparties	Transaction maturity	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander	02/01/15	US dollar	10,000	27,911	(24,405)	3,506	10,000	26,512	(22,633)	3,879	(373)
Deutsche	11/10/14	US dollar	20,000	49,389	(50,812)	(1,423)					(1,423)
Goldman Sachs		US dollar					10,000	23,697	(22,799)	898	(1,434)
HSBC		US dollar					90,000	213,306	(205,171)	8,135	(13,377)
Total dollar-to-CDI swap			30,000	77,300	(75,217)	2,083	110,000	263,515	(250,603)	12,912	(16,607)

Itaú BBA	10/1/2014 to 1/6/2015	US dollar	518,000	1,264,679	(1,213,179)	51,500	85,000	199,753	(199,844)	(91)	19,152
Itaú BBA	2/12/2014 to 1/30/2015	US dollar	80,000	195,127	(198,119)	(2,992)					(2,992)
HSBC	10/1/2014 to 1/6/2015	US dollar	490,000	1,196,224	(1,143,365)	52,859	208,000	488,843	(489,349)	(506)	17,866
HSBC	12/2/2014 to 1/30/2015	US dollar	160,000	390,010	(400,689)	(10,679)					(10,679)
Deutsche Bank	10/1/2014 to 12/4/2014	US dollar	130,000	317,746	(304,775)	12,971					8,991
Deutsche Bank	1/30/2015	US dollar	20,000	48,692	(50,436)	(1,744)					(1,744)
Goldman Sachs	01/08/15	US dollar	30,000	73,100	(68,842)	4,258					4,258
BTG Pactual	12/02/14	US dollar	50,000	122,030	(122,280)	(250)					(250)
Total dollar-to-real swap (NDF)			1,478,000	3,607,608	(3,501,685)	105,923	293,000	688,596	(689,193)	(597)	34,602

Itaú BBA	11/21/2014	Euro	30,000	97,703	(92,868)	4,835	30,000	94,858	(96,632)	(1,774)	12,862
HSBC	11/21/2014	Euro	60,000	195,413	(185,736)	9,677	30,000	94,900	(96,632)	(1,732)	10,366
Goldman Sachs		Euro					30,000	94,880	(96,632)	(1,752)	342
Total dollar-to-euro swap (NDF)			90,000	293,116	(278,604)	14,512	90,000	284,638	(289,896)	(5,258)	23,570

BES	11/17/14 to 1/30/15	US dollar	37,544	92,357	(87,278)	5,079	11,801	27,878	(27,861)	17	4,835
BNPP	10/7/2014	US dollar	12,536	30,839	(28,449)	2,390					2,390
Total dollar-to-euro swap			50,080	123,196	(115,727)	7,469	11,801	27,878	(27,861)	17	7,225

CSFB							21,500	36,526	(36,862)	(336)	(943)
Total LIBOR-to-CDI interest rate swap							21,500	36,526	(36,862)	(336)	(943)

Itaú BBA	03/01/16	Real	150,000	165,245	(172,503)	(7,258)	150,000	152,610	(159,712)	(7,102)	(156)
HSBC	2/5/16 to 3/1/16	Real	185,000	202,827	(212,891)	(10,064)	185,000	187,395	(197,157)	(9,762)	(302)
Deutsche Bank	03/01/16	Real	10,000	10,952	(11,457)	(505)	10,000	10,114	(10,625)	(511)	6
Total fixed rate-to-CDI interest rate swap			345,000	379,024	(396,851)	(17,827)	345,000	350,119	(367,494)	(17,375)	(452)

				4,480,244	(4,368,084)	112,160		1,651,272	(1,661,909)	(10,637)	47,395

•         Classification of the derivatives in the balance sheet and statement of income

							9/30/2014
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-CDI swap	3,506		3,506	1,423		1,423	(16,607)
Dollar-to-real swap (NDF)	121,588		121,588	15,665		15,665	34,602
Dollar-to-euro swap (NDF)	14,512		14,512				23,570
Dollar-to-real swap	7,469		7,469				7,225
Libor-to-CDI swap(*)							(943)
Fixed rate-to-CDI swap					17,827	17,827	(452)
	147,075		147,075	17,088	17,827	34,915	47,395

						12/31/2013	9/30/2013
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-CDI swap	9,033	3,879	12,912				232
Dollar-to-real swap (NDF)	631		631	1,228		1,228
Dollar-to-euro swap (NDF)				5,258		5,258	(5,031)
Yen-to-dollar swap (**)							(58)
Dollar-to-euro swap	17		17				3,851
Libor-to-CDI swap				336		336	(3,385)
Fixed rate-to-CDI swap					17,375	17,375	(15,308)
	9,681	3,879	13,560	6,822	17,375	24,197	(19,699)

(*) The positions of the swap transactions were settled in May 2014, together with their prepayment.

(**) The positions of the swap transactions were settled in December 2013, together with their guarantee deposit.

•         Sensitivity analysis of exchange rate swaps

The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the currency, using as reference the closing exchange rate as of September 30, 2014 for dollar-to-real exchange swap R$2.4510, and for dollar-to-euro exchange swap R$1.2629.

					9/30/2014
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Dollar-to-CDI exchange swap	30,000	Dólar	2,083	(19,325)	(38,650)

Dollar-to-real exchange swap (NDF)	1,478,000	Dólar	105,923	(785,527)	(1,571,053)

Dollar-to-euro exchange swap (NDF)	(90,000)	Euro	14,512	69,678	138,731

Dollar-to-euro exchange swap (NDF)	50,080	Dólar	7,469	40,708	122,125

(*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of September 30, 2014 recognized in the company's assets and liabilities.

•         Sensitivity analysis of interest rate swaps

The Company considered scenarios 1, 2, 3 and 4 as 25% and 50% of appreciation and devaluation for volatility of the interest as of September 30, 2014.

	9/30/2014
Instruments	Notional amount	Risk	Scenario 1	Scenario 2	Scenario 3	Scenario 4

Fixed rate-to-CDI interest rate swap	345,000	CDI	(15,128)	(30,400)	14,981	29,812

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of September 30, 2014 in the condensed interim financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a	9/30/2014	12/31/2013
TJLP	5.00	2,479	2,521
Libor	0.33	7,594	5,725
CDI	10.81	76,823	71,507

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BM&F BOVESPA.

The following table shows the impact of the net changes in the market value of financial instruments classified as available-for-sale on shareholders' equity, in other comprehensive income (note 30).

			Consolidated
	Other comprehensive income
	9/30/2014	12/31/2013	Net change
Net change in available-for-sale financial assets	8,030	779,526	(771,496)

The Company considers as probable scenario the amounts recognized at market prices as of September 30, 2014, net of tax. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of September 30, 2014. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the shares.

		Impact on equity
Companies	Probable	Scenario 1	Scenario 2
Usiminas	3,953	187,814	375,628
Panatlântica	4,077	3,504	7,007
	8,030	191,318	382,635

Pursuant to the Company's accounting policies, the negative variations in Usiminas investment, when considered significant (impairment), are recognized in profit or loss for the period.

•         Liquidity risk

					Consolidated
At September 30, 2014	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	3,682,399	3,867,377	13,407,522	7,859,504	28,816,802
Derivative financial instruments	17,088	17,827			34,915
Trade payables	1,469,748				1,469,748

At December 31, 2013
Borrowings, financing and debentures	2,673,648	6,391,523	11,439,993	7,358,058	27,863,222
Derivative financial instruments	6,822	17,375			24,197
Trade payables	1,102,037				1,102,037

12.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

			Consolidated					Parent Company
	Current		Non-current		Current		Non-current
	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
Payables to related parties (Note 17 b)	450,129	422,150	8,911,410	8,522,685	494,308	735,880	9,479,246	8,873,825
Derivative financial instruments (Note 11 I)	17,088	6,822	17,827	17,375		336
Dividends and interest on capital payable non-controlling shareholders	2,099	2,036			2,099	2,036
Advances from customers	22,942	28,213			17,504	17,501
Taxes in installments (Note 14)	259,804	247,387	1,455,931	1,454,838	226,792	218,667	1,279,711	1,294,666
Profit sharing - employees	104,129	121,631			87,668	113,039
Other payables	117,870	144,612	49,995	66,673	22,761	51,497	6,109	5,241
	974,061	972,851	10,435,163	10,061,571	851,132	1,138,956	10,765,066	10,173,732

13.   INCOME TAX AND SOCIAL CONTRIBUTION

The information related to income tax and social contribution did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2014.

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Income tax and social contribution (expenses) income
Current	(407,606)	(287,136)	(187,241)	(123,290)
Deferred	332,332	527,544	154,443	59,844
	(75,274)	240,408	(32,798)	(63,446)

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Income (expenses) tax and social contribution income
Current	(30,470)		(30,470)
Deferred	306,781	525,127	144,757	65,251
	276,311	525,127	114,287	65,251

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Profit before income tax and social contribution	(103,985)	780,682	(217,590)	566,334
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	35,355	(265,432)	73,981	(192,554)
Adjustment to reflect effective rate:
Interest on capital benefit		255,009		64,609
Share of profits of investees	28,794	172,631	67,178	70,876
Income subject to special tax rates or untaxed	(75,555)	125,121	(145,882)	(195)
Transfer pricing adjustment	(21,164)		(9,655)
Tax loss carryforwards without recognizing deferred taxes	(24,822)	(33,504)	(3,541)	(26,137)
Other permanent deductions (add-backs)	(17,882)	(13,417)	(14,879)	19,955
Income tax and social contribution in profit for the period	(75,274)	240,408	(32,798)	(63,446)
Effective tax rate	-72%	-31%	-15%	11%

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Loss (profit) before income tax and social contribution	(449,367)	496,350	(364,392)	434,431
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	152,785	(168,759)	123.893	(147,707)
Adjustment to reflect effective rate:
Interest on capital benefit		255,009		64,609
Share of profits of investees	160,142	455,431	4,133	135,003
Transfer pricing adjustment	(21,164)		(9,655)
Other permanent deductions (add-backs)	(15,452)	(16,554)	(4,084)	13,346
Income tax and social contribution in profit for the period	276,311	525,127	114,287	65,251
Effective tax rate	61%	-106%	31%	-15%

(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the condensed interim financial statements. They are presented at net amounts when related to a sole jurisdiction.

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2013	Comprehensive income	Profit or loss	Refis credit Law 12.996/14	9/30/2014
Deferred tax assets
Income tax loss carryforwards	1,132,296	(8,239)	119,228	(89,630)	1,153,655
Social contribution loss carryforwards	389,306		45,211	(32,266)	402,251
Temporary differences	1,248,925	402,914	147,215		1,799,054
- Provision for tax, social security, labor, civil and environmental risks	207,507		4,500		212,007
- Provision for environmental liabilities	117,795		(46,424)		71,371
- Asset impairment losses	53,450		6,249		59,699
- Inventory impairment losses	28,556		337		28,893
- (Gains) losses on financial instruments	(4,722)	419	(62)		(4,365)
- (Gains) losses on available-for-sale financial assets	287,876	397,437	24,515		709,828
- Actuarial liability (pension and healthcare plan)	131,938				131,938
- Accrued supplies and services	91,807		(21,791)		70,016
- Estimated losses on doubtful debts	27,749		1,949		29,698
- Goodwill on merger	(123,172)	5,058	(51)		(118,165)
- Unrealized exchange differences (*)	546,041		155,584		701,625
- (Gain) on loss of control over Transnordestina	(224,096)				(224,096)
- Other	108,196		22,409		130,605
Non-current assets	2,770,527	394,675	311,654	(121,896)	3,354,960

Deferred tax liabilities
- Business combination	252,109	(9,775)	(21,487)		220,847
- Other	16,724	(673)	809		16,860
Non-current liabilities	268,833	(10,448)	(20,678)		237,707

				Parent Company
	Opening balance	Movement		Closing balance	Closing balance
	12/31/2013	Comprehensive income	Profit (loss)	Refis credit Law 12.996/14	9/30/2014
Deferred tax assets
Income tax loss carryforwards	919,910		134,626	(89,630)	964,906
Social contribution loss carryforwards	389,306		45,211	(32,266)	402,251
Temporary differences	1,303,782	388,437	126,944		1,819,163
- Provision for tax, social security, labor, civil and environmental risks	199,445		3,454		202,899
- Provision for environmental liabilities	117,795		(46,424)		71,371
- Asset impairment losses	47,087		5,932		53,019
- Inventory impairment losses	28,365		(86)		28,279
- (Gains) losses on financial instruments	(3,875)		(2,092)		(5,967)
- (Gains) losses on available-for-sale financial assets	264,172	388,437	22,602		675,211
- Actuarial liability (pension and healthcare plan)	132,063				132,063
- Accrued supplies and services	89,767		(22,040)		67,727
- Estimated losses on doubtful debts	26,179		1,643		27,822
- Unrealized exchange differences (*)	546,041		155,584		701,625
- (Gain) on loss of control over Transnordestina	(224,096)				(224,096)
- Other	80,839		8,371		89,210
Non-current assets	2,612,998	388,437	306,781	(121,896)	3,186,320

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by CVM Instruction 371/02 and the limit of 30% of the taxable profit.

Certain group companies have income tax and social contribution loss carryforwards in the amounts of R$2,872,260 and R$309,805, respectively, for which no deferred taxes were set up, of which R$141,466 expire in 2015, R$42,144 in 2018, R$139,555 in 2015, R$42,567 in 2027, R$64,994 in 2029, and R$80,082 in 2030.

The Company’s corporate structure includes foreign subsidiaries whose profits are subject to income tax levied by the related countries, recognized at tax rates lower than in Brazil.

For the years from 2010 to 2014 these subsidiaries generated profits amounting to R$3,567,806, which tax authorities may understand that have already been distributed, hence, it would be subject to additional taxation in Brazil, in the approximate amount of R$1,213,054. The Company, based on its legal counsel's opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the condensed interim financial statements.

•         Law 12,973/14

Provisional Act 627, converted into Law 12,973 in May 2014, which revokes the Transition Tax Regime (RTT) and introduces other measures, such as: (i) amendments to Decree-Law 1,598/77, which addresses the corporate income tax and social contribution on net income law; (ii) definition that any change in or adoption of accounting methods and criteria through administrative acts issued based on a competence attributed by the commercial law shall not have any impact on the calculation of federal taxes; (iii) inclusion of a specific treatment on the taxation of profits or dividends; (iv) inclusion of provisions on the calculation of interest on capital; and (v) new considerations about investments accounted for under the equity method of accounting. The provisions established in the law are effective starting 2015, however, companies may opt for their early adoption, on an irreversible basis, in 2014.

The Company prepared studies on the possible effects that could arise from the application of the provisions of Law 12,973 and concluded that they do not result in material adjustments to its financial statements as of September 30, 2014 and December 31, 2013.

The Brazilian Tax Authority, through Normative Ruling 1,499/14, regulated the form of declaration of the option for the adoption or not of the legislation still in 2014, which will be made through the DCTF (Declaration of Federal Tax Debits and Credits) of December 2014, to be filed in February 2015, when the Company will disclose its definitive option.

(c)   Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	9/30/2014	12/31/2013	9/30/2014	12/31/2013
Income tax and social contribution
Actuarial gains on defined benefit pension plan	33,012	33,012	32,876	32,876
Changes in the fair value on available-for-sale financial assets	(4,137)	(401,574)	(4,137)	(392,574)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
	(396,635)	(794,072)	(396,771)	(785,208)

14.   TAXES IN INSTALLMENTS

The information related to taxes in installments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2014.

The position of the Refis debts and other tax installment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 12, is as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
Federal REFIS Law 11,941/09 (a)	158,578	140,446	1,016,967	1,001,630	134,686	121,399	852,552	845,838
Federal REFIS Law 12,865/13 (a)	29,541	27,124	390,523	384,872	29,849	27,167	390,523	384,872
Other taxes in installments (b)	71,685	79,817	48,441	68,336	62,257	70,101	36,636	63,956
	259,804	247,387	1,455,931	1,454,838	226,792	218,667	1,279,711	1,294,666

a)      Tax Recovery Program (Federal Refis) – Law 11,941/09 and Law 12,865/13

•         New deadline – Law 11,941/09

On November 26, 2009, the Group companies joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Act 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations.

With the new deadline to join the Law 11,941/09 tax installment program established by the RFB/PGFN, pursuant to Laws 12,865/13, 12,973/14 and 12,996/14(*),  the Company analyzed with its legal counsel the lawsuits that could have changed or been subject to new jurisprudence. After the analysis, the Company concluded that there were debts that could be included in the program and applied for the Law 11,941/09 tax installment payment on December 27, 2013 and August 22, 2014, respectively.

(*) Law 12,996/14

Law 12,996/2014 introduced the new deadline to join the "Crisis Refis", originally governed by Law 11,941, of 2009.

The Company analyzed with its legal counsel the lawsuits that could have changed or been subject to new jurisprudence. After the analysis, the Company concluded that there were debts that could be included in the program and applied for the tax installment payment.

Both programs establish reductions of fines and interest. The Company joined the program in the modality  “In cash” with payment in credit from tax loss carryforwards of R$95,000 and the other lawsuits were included in the modality “180 installments” with utilization of credits from tax loss carryforwards of R$27,000. The program is subject to approval by the tax authorities.

The joining of the program above generated an impact on profit or loss as shown below:

	Consolidated	Parent Company
Taxes	(50,364)	(43,736)
Fines	(37,399)	(20,823)
Interest/Legal charges	(210,254)	(205,592)
Total	(298,017)	(270,151)

Discounts
Fines	25,864	20,611
Interest/Legal charges	85,098	83,910
Total	110,962	104,521

Provision reversal	28,776	28,776

Effect before tax	(158,279)	(136,854)

Income tax and social contribution credit	72,660	67,591

Statement of income net effect	(85,619)	(69,263)

•         Overseas profits – Law 12,865/13

Under Article 40 of Law 12,865/13, the federal government allowed the payment in installments of income tax and social contribution arising from the application of Article  74 of Provisional Act 2158-35/2001, the so-called overseas profits, which requires that profits earned by foreign subsidiaries or associates be taxed at yearend.

The Company elected to join the amounts corresponding to the assessed period (2004-2009), on November 29, 2013.

Both programs provide for reductions in fines and interest, however, only income tax and social contribution debt arising from the application of Law 12,865/12 could be settled with tax credits claimed on tax loss carryforwards of subsidiaries and the parent company. The tax credit utilized by the subsidiaries total R$565,273, of which R$550,270 did not have a recognized tax credit.

The remaining balance was divided into 179 monthly installments adjusted by the SELIC and the amount determined pursuant to Laws 11,941/09 and 1,2865/13 is subject to approval by the tax authorities.

b)      Other tax installments (regular and other)

The Group companies also joined the Regular social security tax (INSS) installment plan and other plans.

15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of September 30, 2014, the information related to judicial deposits and proceedings did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated				Parent Company
		9/30/2014		12/31/2013		9/30/2014		12/31/2013
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	137,103	320,002	428,141	469,692	105,908	307,648	387,315	457,973
Social security and labor	481,096	192,829	298,637	185,104	415,545	166,689	254,116	161,772
Civil	89,817	23,611	82,143	29,022	73,103	19,339	65,667	24,614
Environmental	2,205	961	4,262	961	2,205	892	4,262	892
Escrow deposits		8,668		8,935		5,281		5,212
	710,221	546,071	813,183	693,714	596,761	499,849	711,360	650,463

				Consolidated				Parent Company
		9/30/2014		12/31/2013		9/30/2014		12/31/2013
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	137,103	320,002	428,141	469,692	105,908	307,648	387,315	457,973
Social security and labor	481,096	192,829	298,637	185,104	415,545	166,689	254,116	161,772
Civil	89,817	23,611	82,143	29,022	73,103	19,339	65,667	24,614
Environmental	2,205	961	4,262	961	2,205	892	4,262	892
Escrow deposits		8,668		8,935		5,281		5,212
	710,221	546,071	813,183	693,714	596,761	499,849	711,360	650,463

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended September 30, 2014 were as follows:

					Consolidated
				Current + Non-current
Nature	12/31/2013	Additions	Net adjustment	Net utilization of reversal	9/30/2014
Tax	428,141	46,294	37,561	(374,893)	137,103
Social security	47,261	12,977	2,833	(3,240)	59,831
Labor	251,376	297,596	45,620	(173,327)	421,265
Civil	82,143	5,944	28,289	(26,559)	89,817
Environmental	4,262	443	294	(2,794)	2,205
	813,183	363,254	114,597	(580,813)	710,221

					Parent Company
				Current + Non-current

Nature	12/31/2013	Additions	Net adjustment	Net utilization of reversal	9/30/2014
Tax	387,315	44,635	36,036	(362,078)	105,908
Social security	46,537	12,197	3,557	(3,240)	59,051
Labor	207,579	271,829	30,251	(153,165)	356,494
Civil	65,667	4,936	27,002	(24,502)	73,103
Environmental	4,262	443	294	(2,794)	2,205
	711,360	334,040	97,140	(545,779)	596,761

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

The Company has tax assessment notices related to transfer of imported raw material for an amount lower than the import document, and the Rio de Janeiro state tax authorities are requiring the following: (i) difference of the ICMS levied on the operation, (ii) disallowance of the alleged ICMS credit recorded in duplicate in the tax books, and (iii) fine for non-recording of invoices. On December 31, 2013, CSN had a provision for contingencies recorded since Management, together with the internal and external legal counsel, understood that the likelihood of loss on this cause was probable.

During the third quarter of 2014, in line with the Company’s accounting policy of continuous review of the likelihood of losses on lawsuits in progress, Management, supported by its internal and external legal counsel, reviewed the assumptions involving these tax assessment notices and, in view of the favorable previous court decision of the Superior Court of Justice and the evolution of the lawsuits, as well as the existence of new and consistent arguments to cancel the assessment notices, considered that the chances of success in these lawsuits are good and that it is no longer probable that an outflow of resources that incorporate future economic benefits will be required to settle an eventual obligation derived from an outcome unfavorable to the Company. Accordingly, Management reversed the provision for contingencies recognized through June 30, 2014, in the net amount of R$162,651.

Starting September 30, 2014, the updated amount of these assessments is disclosed in the notes to the interim financial statements as contingent liability with likelihood of loss classified as possible.

▪  Other administrative and judicial proceedings

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$15,970,944, of which

(a)  R$6,912,278 refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its subsidiary NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction, and in May 2013, the São Paulo (SP) Regional Judgment Office (lower administrative court) issued a decision favorable to the Company and cancelled the tax assessment notice. In light of this decision, an ex-officio appeal was filed that will be judged by the Administrative Board of Tax Appeals (CARF). In a trial the appeal was partially granted and the Company awaits the publication of the decision for the analysis of the filing of an appeal to the Superior Board of Tax Appeals.

(b)  R$1,585,174 refer to the notification received  on October 20, 2014, in which the Company had its request for installment payment of IRPJ and CSLL debts, regulated by Law 12,865/14, also known as installment payment of Profits Abroad, denied. The basis of the decision, in summary, is that there would be inconsistency in the amounts of interest declared. An hierarchical appeal was filed against this decision, stating that such interest had been paid in the installment payment program of Law 11,941/09, with a new deadline introduced by Law 12,996/14. Of the total amount informed above, the amounts provided for in the specific account of taxes in installments were excluded. The opinion of our lawyers is that the chances of success as regards the continuity of the Company in the program of installment payment of Profits Abroad, both at the administrative and judicial levels, is very good.

(c)  R$716,227 refers to tax foreclosures filed to require the Company to pay the ICMS, as liable party, allegedly due on the electricity purchased from a Generating Plant and fully consumed in the manufacturing of steel products. The tax auditors believe that the use of electricity in the production process does not exclude the Company responsibility for withholding ICMS levied on delivery of this input in the plant.

(d)  R$512,546 refers to the decision issued by the Federal Revenue Service that partially approved the request to pay debts in installments governed by Provisional Act 470/09, due to the insufficiency of tax loss carryforwards. When it consolidated the tax installment plan, the Federal Revenue Service considered the existing outstanding balance in the Inflationary Profit Tax Return (SAPLI) as the correct amount: however, this balance already included the adjustments to tax loss carryforwards as a result of the Overseas Profits tax assessment notice issued against the Company.

(e)   R$499,482 refers to the offset of taxes that were not approved by the Federal Revenue Service for different reasons. The taxes involved are CSLL, IRPJ, IPI, PIS and COFINS. The analysis of the entire documentation evidences the right to claim credits and the right to file the offset requests, processed at the time.

(f)   R$459,321 refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries in 2010.

(g)  R$427,791 refers to the disallowance of the ICMS credits claimed by the Company in the period 04/1999-07/2002 on the transfer of iron ore between the Casa de Pedra mine and the Presidente Vargas Plant. According to the tax auditors, the tax base used on the transfer under the Minas Gerais State Law is not accepted under the Rio de Janeiro State Law, reason why the difference was disallowed.

(h)  R$248,347 refers to the disallowance of the ICMS credits on the acquisition of subsidiary INAL’s units located in the State of Rio de Janeiro. According to the tax auditors, the acquisition of a unit does not entitle an entity to claim ICMS credits. In light of these tax assessments, the Company filed for an injunction at the time and its right to change its State taxpayer master file was recognized, to state that the units acquired belong to CSN. This decision was favorable to the Company and can be applied in the judgment of our appeals by the Rio de Janeiro State Taxpayers Board.

(i)   R$222,567 refers to transfer of imported raw material for an amount lower than the import document, and the state tax authorities are requiring the following: (i) difference of the ICMS levied on the operation, (ii) disallowance of the alleged ICMS credit recorded in duplicate in the tax books, and (iii) fine for non-recording of invoices.

(j)   R$2,525,000 refers to other tax (federal, state, and municipal) lawsuits.

(k)  R$1,273,358 refers to labor and social security lawsuits; R$478,803 refers to civil lawsuits, and R$110,050 refers to environmental lawsuits.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATION - ARO

The balance of the provision for environmental liabilities and asset retirement obligation - ARO is as follows:

		Consolidated		Parent Company
	9/30/2014	12/31/2013	9/30/2014	12/31/2013
Environmental liabilities	209,915	346,455	209,915	346,455
Asset retirement obligation - ARO	26,246	23,999	21,104	19,261
	236,161	370,454	231,019	365,716

In the second quarter of 2014, the Company reassessed the costs with the remediation of environmental liabilities and concluded a new study of remediation alternatives for some areas in Volta Redonda (RJ) that were used as landfill by the Company in the past. The study comprised the change of the remediation technology, replacing the material removal by the on-site geotechnical confinement, as permitted by the Brazilian environmental legislation, resulting in a reversal of R$120,582. For the other liabilities, there were no significant changes as compared with the balance as of December 31, 2013.

17.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to related-party transactions did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

a)     Transactions with Holding Company

•  Liabilities

Companies	Paid
	Dividends	Interest on Capital
Vicunha Siderurgia	203,386
Rio Iaco	16,963
Total at 9/30/2014	220,349
Total at 12/31/2013	471,801	388,855

b)     Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•           By transaction

							Consolidated
Assets	Current	Non-current	Total	Liabilities	Current	Non-current	Total

Trade receivables	105,107		105,107	Other payables
Loans	533,182	99,522	632,704	Accounts payable	3,201	546	3,747
Dividends receivable	31,535		31,535	Advances from customers	446,928	8,910,864	9,357,792
Actuarial asset		97,051	97,051	Trade payables	38,975		38,975
Short-term investments						11,139	11,139
Other receivables (note 6)	14,982	11,655	26,637	Actuarial liability
Total at 9/30/2014	684,806	208,228	893,034	Total at 9/30/2014	489,104	8,922,549	9,411,653
Total at 12/31/2013	987,969	719,042	1,707,011	Total at 12/31/2013	475,099	8,533,824	9,008,923

	Statement of Income
Revenues
Sales	882,721
Interest	36,442
Expenses
Purchases	(650,330)
Interest	(332,035)
Total at 9/30/2014	(63,202)
Total at 9/30/2013	(235,346)

•           By company

										Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Total

Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)	47,082	99,522	146,604						8,463	8,463
	47,082	99,522	146,604						8,463	8,463
Jointly controlled entities
Nacional Minérios S.A. (2)	444,626		444,626	448,618	8,911,410	9,360,028	236,314	(4,917)	(314,891)	(83,494)
MRS Logística S.A.	30,369		30,369	7,319		7,319		(279,944)		(279,944)
Transnordestina Logística S.A (3)	92,722	3,229	95,951	11,227		11,227			8,448	8,448
CBSI - Companhia Brasileira de Serviços e Infraestrutura	6,151	3,808	9,959	9,948		9,948		(115,816)		(115,816)
CGPAR Construção Pesada S.A.	4,804	4,618	9,422					(225,290)		(225,290)
	578,672	11,655	590,327	477,112	8,911,410	9,388,522	236,314	(625,967)	(306,443)	(696,096)
Other related parties
CBS Previdência		97,051	97,051		11,139	11,139
Fundação CSN	319		319	16		16		(1,611)	48	(1,563)
Banco Fibra									1,048	1,048
Usiminas	46		46	11,976		11,976	58,845	(15,348)		43,497
Panatlântica	44,426		44,426				587,562			587,562
Ibis Participações e Serviços								(5,862)		(5,862)
Companhia de Gás do Ceará								(1,412)		(1,412)
Taquari Participações S.A								(130)		(130)
	44,791	97,051	141,842	11,992	11,139	23,131	646,407	(24,363)	1,096	623,140
Associates
Arvedi Metalfer do Brasil S.A.	14,261		14,261						1,291	1,291
Total at 9/30/2014	684,806	208,228	893,034	489,104	8,922,549	9,411,653	882,721	(650,330)	(295,593)	(63,202)
Total at 12/31/2013	987,969	719,042	1,707,011	475,099	8,533,824	9,008,923
Total at 9/30/2014							639,855	(566,213)	(308,988)	(235,346)

1.   Refers to loans of the subsidiary FTL - Ferrovia Transnordestina Logística S.A to the jointly controlled entity Transnordestina Logística S.A.

2.   Nacional Minérios S.A: Asset: Refers mainly to prepayment transactions with the indirect subsidiaries CSN Europe, CSN Export and CSN Ibéria. Contracts in US$: interest equivalent to 5.37% to 6.80% p.a. with final maturity in June 2015. As of September 30, 2014, borrowings total R$378,804 (R$360,990 as of December 31, 2013) classified in short term.

Liabiliy: The advance from customer received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

3.   Transnordestina Logística S.A: Contracts in R$: interest equivalent to 102.00% of the CDI with final maturity in March 2016. As of September 30, 2014, borrowings total R$92,722 (R$270,693 as of December 31, 2013) classified in short term.

•           By transaction

							Parent Company
Assets	Current	Non-current	Total	Liabilities	Current	Non-current	Total

Trade receivables (1)	660,030		660,030	Borrowings and financing
Loans	112,643	32,427	145,070	Prepayment	116,555	4,525,282	4,641,837
Dividends receivable	104,552		104,552	Fixed rate notes and intercompany bonds	1,129,411	1,470,600	2,600,011
Actuarial asset		96,665	96,665	Related parties borrowings	193,089	2,682,542	2,875,631
Short-term and other investments (2)	288,688	65,746	354,434	Other payables
Other receivables (note 6)	21,575	141,871	163,446	Accounts payable	47,380	568,382	615,762
				Advances from customers (3)	446,928	8,910,864	9,357,792
				Trade payables	91,073		91,073
				Actuarial liability		11,118	11,118
Total at 9/30/2014	1,187,488	336,709	1,524,197	Total at 9/30/2014	2,024,436	18,168,788	20,193,224
Total at 12/31/2013	1,570,254	624,850	2,195,104	Total at 12/31/2013	2,302,367	15,574,882	17,877,249

Statement of Income
Revenues
Sales	4,345,410
Interest	10,033
Exclusive Funds	56,341

Expenses
Purchases	(982,443)
Interest	(1,279,220)
Exchange differences	(395,695)
Total at 9/30/2014	1,754,426
Total at 9/30/2014	1,113,205

1.   Related parties receivables arise from product sales and service transactions between the parent and its subsidiaries and jointly controlled entities.

2.   Short-term investments total R$288,688 as of September 30, 2014 (R$100,560 as of December 31, 2013) and investments in Usiminas shares classified as available-for-sale total R$65,746 (R$134,543 as of December 31, 2013).

3.   Nacional Minérios S.A.: The advance from customer received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

•           By company

											Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Exchange differences, net	Total

Subsidiaries
Companhia Siderúrgica Nacional, LLC	37,044		37,044				3,375			674	4,049
CSN Portugal, Unipessoal Lda.									(4,979)	(2,159)	(7,138)
CSN Europe Lda.				5,742	75,294	81,036			(628)	(3,330)	(3,958)
CSN Resources S.A. (1)				1,202,276	5,461,187	6,663,463			(221,272)	(289,921)	(511,193)
CSN Export Europe, S.L.				78,829		78,829
Lusosider Aços Planos, S.A.	36,038		36,038					(798)		1,862	1,064
CSN Handel GmbH (2)	237,192		237,192				2,483,358			(6,012)	2,477,346
CSN Islands XII Corp. (3)				21,920	1,236,530	1,258,450			(35,800)	(93,996)	(129,796)
CSN Ibéria Lda.					63,088	63,088			(1,092)	(2,813)	(3,905)
Companhia Metalúrgica Prada (4)	198,302	2,800	201,102	24,539	196	24,735	733,936	(106,276)			627,660
CSN Cimentos S.A. (5)	17,271		17,271	302	378,297	378,599	153,024	(5,066)	(27,353)		120,605
Companhia Metalic Nordeste	357		357	32		32	26,431	(352)			26,079
Estanho de Rondônia S.A.	2,852	7,115	9,967					(8,474)			(8,474)
Florestal Brasil S.A.		8,017	8,017
Sepetiba Tecon S.A.	77,476		77,476	3,620		3,620	2,069	(2,673)	246		(358)
Congonhas Minérios S.A. (6)				130,288	1,860,632	1,990,920			(165,959)		(165,959)
Ferrovia Transnordestina Logística S.A.		29,473	29,473		171,036	171,036
CSN Energia S.A.				45,689		45,689		(183,391)			(183,391)
Companhia Brasileira de Latas	28,486	78,193	106,679	26,745		26,745	60,496	(5,689)			54,807
Stahlwerk Thüringen GmbH								(19,394)			(19,394)
	635,018	125,598	760,616	1,539,982	9,246,260	10,786,242	3,462,689	(332,113)	(456,837)	(395,695)	2,278,044
Jointly controlled entities
Nacional Minérios S.A.	65,880		65,880	448,566	8,911,410	9,359,976	236,314	(4,917)	(822,137)		(590,740)
Transnordestina Logística S.A.	92,722	35,433	128,155						8,448		8,448
MRS Logística S.A.	30,369		30,369	14,302		14,302		(279,944)			(279,944)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	6,151	3,808	9,959	9,594		9,594		(115,816)			(115,816)
CGPAR Construção Pesada S.A.	9,608	9,236	18,844					(225,290)			(225,290)
	204,730	48,477	253,207	472,462	8,911,410	9,383,872	236,314	(625,967)	(813,689)		(1,203,342)
Other related parties
CBS Previdência		96,665	96,665		11,118	11,118
Fundação CSN	319	223	542	16		16		(1,611)	48		(1,563)
Usiminas	46		46	11,976		11,976	58,845	(15,348)			43,497
Panatlântica	44,426		44,426				587,562				587,562
Ibis Participações e Serviços								(5,862)			(5,862)
Companhia de Gás do Ceará								(1,412)			(1,412)
Taquari Participações S.A								(130)			(130)
	44,791	96,888	141,679	11,992	11,118	23,110	646,407	(24,363)	48		622,092
Associates
Arvedi Metalfer do Brasil S.A.	14,261		14,261						1,291		1,291

Exclusive funds
Diplic, Mugen e Vértice	288,688	65,746	354,434						56,341		56,341
Total at 9/30/2014	1,187,488	336,709	1,524,197	2,024,436	18,168,788	20,193,224	4,345,410	(982,443)	(1,212,846)	(395,695)	1,754,426
Total at 12/31/2013	1,570,254	624,850	2,195,104	2,302,367	15,574,882	17,877,249
Total at 9/30/2013							3,763,514	(970,827)	(1,113,713)	(565,769)	1,113,205

1.     CSN Resources S.A.: Contracts in dollars of Prepayment, Fixed Rate Notes and Intercompany Bonds, interest of 9.13% with final maturity in June 2047. As of September 30, 2014, borrowings total R$6,663,463 (R$5,605,934 as of December 31, 2013) of which R$1,202,276 is classified in short term and R$5,461,187 is classified in long term.

2.   CSN Handel GMBH: Receivables of R$237,192 as of September 30, 2014 (R$303,073 as of December 31, 2013), classified in short term. Refer to sales transactions on mining products.

3.   CSN Islands XII Corp: Contracts in US$: interest of 7.64% with final maturity in February 2025. As of September 30, 2014, borrowings total R$1,258,450 (R$353,569 as of December 31, 2013) of which R$21,920 is classified in short term and R$1,236,530 is classified in long term.

4.   Companhia Metalúrgica Prada: Receivables of R$198,302 as of September 30, 2014 (R$201,726 as of December 31, 2013), classified in short term. Refers to the purchase of steel.

5.     CSN Cimentos S.A.: Payables of R$378,297 as of September 30, 2014 (R$350,943 as of December 31, 2013), classified in long term related to the purchase of the clinker plant.

6.   Congonhas Minérios S.A.: Contracts in R$: interest of 101.50% of the CDI with final maturity in March 2018. As of September 30, 2014, borrowings total R$1,972,613 (R$1,930,194 as of December 31, 2013) of which R$130,288 is classified in short term and R$1,842,325 is classified in long term.

c)     Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of September 30, 2014.

	9/30/2014	9/30/2013
	Statement of Income
Short-term benefits for employees and officers	31,867	26,705
Post-employment benefits	52	94
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	31,919	26,799

n/a – Not applicable

18.   SHAREHOLDERS' EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of September 30, 2014 and December 31, 2013 is R$4,540,000 represented by 1,387,524,047 book-entry common shares (1,457,970,108 as of December 31, 2013), without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s bylaws in effect as of September 30, 2014 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article  193 of Law 6,404/76, up to the ceiling of 20% of share capital.

iv Ownership structure

As of September 30, 2014, the Company’s ownership structure was as follows:

			9/30/2014		12/31/2013
	Number of common shares	% of total shares	% voting capital	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	50.29%	50.53%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.21%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.92%	0.93%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.63%	0.64%	8,794,890	0.60%
NYSE (ADRs)	349,973,683	25.22%	25.35%	356,019,691	24.42%
BM&FBovespa	253,262,450	18.25%	18.34%	324,453,803	22.25%
	1,380,732,747	99.51%	100.00%	1,457,970,108	100.00%
Treasury shares	6,791,300	0.49%
Total shares	1,387,524,047	100.00%		1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

v. Treasury shares

The Board of Directors authorized several programs for repurchase of shares issued by the Company, to be held in treasury for subsequent sale or cancelation in order to maximize the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board Authorization	Quantity authorized	Term of the program	Average purchase price	Minimum and maximum purchase price	Quantity acquired	Share cancellations		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 e R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8,70 e R$ 9.48	9,529,500			11,879,500
3º	5/23/14	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 e R$ 9.72	31,544,500			43,424,000
4º	6/26/14	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 e R$ 11.54	26,781,661			70,205,661
	7/18/14			Non applicable	Non applicable		60,000,000	(1)	10,205,661
5º	7/18/14	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	$11.40	240,400			10,446,061
	8/19/14			Non applicable	Non applicable		10,446,061	(1)	-
6º	8/19/14	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 e R$ 10.07	6,791,300			6,791,300
7º (*)	9/29/14	56,369,755	From 9/29/2014 to 12/29/2014

(*) Until September 30, 2014 there was no repurchase of shares under this program.

1.   On July 18, 2014 and  August 19, 2014, the Board of Directors approved the cancelation of 60,000,000 and 10,446,061 shares held in treasury, respectively, without any change in the amount of the Company’s capital.

As of September 30, 2014, the position of the treasury shares was as follows:

Quantity	Total amount	Share price			Share
acquired	paid/payable				market price
(in units)	for the shares	Minimum	Maximum	Average	at 9/30/2014 (*)
6,791,300	R$ 66,670	R$9.47	R$10.07	R$9.82	R$ 59,220

(*) The quotation of the shares on the BM&FBovespa as of September 30, 2014, of R$8.72 per share, was used.

19.   DIVIDENDS AND INTEREST ON CAPITAL

On February 28, 2014, the Board of Directors approved the proposal for payment, as advance of mandatory minimum dividend, from the retained earnings reserve (statutory reserve of working capital), the amount of R$425,000 in dividends, corresponding to R$ 0.29150 per share.

20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Gross revenue
Domestic market	10,083,008	10,728,602	3,256,166	3,699,436
Foreign market	4,659,461	4,210,529	1,420,550	1,846,759
	14,742,469	14,939,131	4,676,716	5,546,195
Deductions
Cancelled sales and discounts	(99,249)	(141,184)	(45,016)	(48,858)
Taxes levied on sales	(2,336,949)	(2,434,346)	(748,714)	(835,921)
	(2,436,198)	(2,575,530)	(793,730)	(884,779)
Net revenue	12,306,271	12,363,601	3,882,986	4,661,416

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Gross revenue
Domestic market	9,209,018	9,901,371	2,918,104	3,393,243
Foreign market	2,760,901	2,287,710	874,509	1,123,363
	11,969,919	12,189,081	3,792,613	4,516,606
Deductions
Cancelled sales and discounts	(88,039)	(141,918)	(40,874)	(51,687)
Taxes levied on sales	(2,068,932)	(2,175,033)	(659,403)	(734,089)
	(2,156,971)	(2,316,951)	(700,277)	(785,776)
Net revenue	9,812,948	9,872,130	3,092,336	3,730,830

21.   EXPENSES BY NATURE

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Raw materials and inputs	(4,019,809)	(4,370,900)	(1,302,431)	(1,533,895)
Labor cost	(1,253,600)	(1,170,721)	(442,531)	(415,768)
Supplies	(778,729)	(833,407)	(267,854)	(291,798)
Maintenance cost (services and materials)	(798,535)	(954,140)	(271,004)	(355,144)
Outsourcing services	(1,747,501)	(1,580,926)	(670,504)	(556,985)
Depreciation, amortization and depletion (Note 8 a)	(907,339)	(822,720)	(325,745)	(272,176)
Other	(217,682)	(403,520)	(10,414)	(148,098)
	(9,723,195)	(10,136,334)	(3,290,483)	(3,573,864)

Classified as:
Cost of sales (Note 24)	(8,693,082)	(9,131,010)	(2,911,961)	(3,259,211)
Selling expenses (Note 24)	(691,619)	(666,415)	(268,052)	(208,791)
General and administrative expenses (Note 24)	(338,494)	(338,909)	(110,470)	(105,862)
	(9,723,195)	(10,136,334)	(3,290,483)	(3,573,864)

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Raw materials and inputs	(2,673,781)	(3,030,604)	(912,698)	(1,082,040)
Labor cost	(1,027,677)	(933,033)	(373,550)	(326,036)
Supplies	(746,274)	(797,730)	(257,831)	(277,844)
Maintenance cost (services and materials)	(777,208)	(919,819)	(264,074)	(344,084)
Outsourcing services	(1,123,789)	(1,081,322)	(401,225)	(413,456)
Depreciation, amortization and depletion (Note 8 a)	(746,930)	(677,653)	(270,252)	(224,970)
Other	(170,796)	(410,283)	(17,271)	(157,651)
	(7,266,455)	(7,850,444)	(2,496,901)	(2,826,081)

Classified as:
Cost of sales (Note 24)	(6,661,971)	(7,248,285)	(2,290,584)	(2,626,539)
Selling expenses (Note 24)	(324,964)	(366,150)	(113,556)	(126,726)
General and administrative expenses (Note 24)	(279,520)	(236,009)	(92,761)	(72,816)
	(7,266,455)	(7,850,444)	(2,496,901)	(2,826,081)

22.   OTHER OPERATING INCOME (EXPENSES)

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Other operating income
Lawsuit indemnities/wins	4,106	5,732	868	1,081
Rentals and leases	804	602	276	200
Reversal of provisions	20,790		17,654	(2,072)
Other revenues	19,237	28,955	8,673	10,874
	44,937	35,289	27,471	10,083

Other operating expenses
Taxes and fees	(20,112)	(32,572)	(1,420)	(16,153)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(15,180)	(155,101)	28,322	(44,516)
Contractual, nondeductible fines	(7,080)	(3,845)	(19)	13,293
Depreciation of unused equipment (Note 8 a)	(27,216)	(46,164)	(8,657)	(17,219)
Residual value of permanent assets written off (Note 8)	(12,935)	(26,805)	(7,114)	(970)
Inventory impairment losses/reversals (Note 5)	(4,250)	16,262	5,317	(431)
Spare losses	(20,651)		(20,651)
Expenses on studies and project engineering	(38,829)	(45,466)	(16,550)	(20,576)
Pension plan expenses	(43,074)	(35,051)	(16,522)	(13,325)
Impairment of available-for-sale financial assets	(72,104)	(5,002)	(19,989)
REFIS effect Law nº 11.941/09 and Law nº 12.996/14, net	(37,308)		(37,308)
Other expenses	(17,355)	(73,648)	3,905	(42,744)
	(316,094)	(407,392)	(90,686)	(142,641)
Other operating income (expenses), net	(271,157)	(372,103)	(63,215)	(132,558)

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Other operating income
Lawsuit indemnities/wins	3,492	2,823	813	1,081
Rentals and leases	804	602	276	200
Reversal of provisions	3,136	(34,862)		(35,755)
Other revenues	4,934	7,829	1,448	5,657
	12,366	(23,608)	2,537	(28,817)

Other operating expenses
Taxes and fees	(16,313)	(20,552)	(482)	(3,364)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	10,818	(155,368)	44,443	(45,157)
Contractual, nondeductible fines	(6,744)		207	13,412
Depreciation of unused equipment (Note 8 a)	(714)	(21,320)		(7,171)
Residual value of permanent assets written off (Note 8)	(11,970)	(7,771)	(6,880)	(509)
Inventory impairment losses/reversals (Note 5)	253	16,178	8,431	1,361
Spare losses	(20,651)		(20,651)
Expenses on studies and project engineering	(38,409)	(44,708)	(16,434)	(20,287)
Pension plan expenses	(43,074)	(35,066)	(16,522)	(13,329)
Impairment of available-for-sale financial assets	(66,476)	(3,369)	(18,429)
REFIS effect Law nº 11.941/09 and Law nº 12.996/14, net	(19,853)		(19,853)
Other expenses	(9,726)	(64,886)	3,552	(39,133)
	(222,859)	(336,862)	(42,618)	(114,177)
Other operating income (expenses), net	(210,493)	(360,470)	(40,081)	(142,994)

23.   FINANCE INCOME (COSTS)

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Finance income
Related parties (Note 17 b)	36,442	772	14,047	362
Income from short-term investments	59,898	100,110	19,338	42,271
Gains on derivatives (*)			(3,183)
Other income	37,877	56,500	12,533	16,647
	134,217	157,382	42,735	59,280
Finance costs
Borrowings and financing - foreign currency	(512,832)	(545,945)	(184,154)	(186,987)
Borrowings and financing - local currency	(1,335,016)	(1,117,087)	(460,091)	(426,856)
Related parties (Note 17 b)	(332,035)	(309,760)	(112,422)	(104,759)
Capitalized interest (Notes 8 and 29)	123,755	374,902	49,985	133,020
Losses on derivatives (*)	(1,395)	(18,693)	(452)	(2,482)
Interest, fines and late payment charges	(120,514)	(53,401)	(39,812)	(29,626)
REFIS reopening effect Law 11.941/09, net	(118,657)		(118,657)
Other finance costs	(144,663)	(109,299)	(44,341)	(43,552)
	(2,441,357)	(1,779,283)	(909,944)	(661,242)
Monetary variations and exchange differences, net
Monetary variations, net	6,877	(29,627)	2,160	4,194
Exchange differences, net	(249,120)	70,314	(307,945)	8,935
Exchange losses on derivatives (*)	48,790	(1,006)	228,535	(8,285)
	(193,453)	39,681	(77,250)	4,844

Finance costs, net	(2,500,593)	(1,582,220)	(944,459)	(597,118)

(*) Statement of gains and losses on derivative transactions
Dollar-to-CDI swap	(16,607)	232	5,480	(806)
Dollar-to-euro swap (NDF)	34,602		193,398
Dollar-to-euro swap (NDF)	23,570	(5,031)	22,895	(7,056)
Dollar-to-euro swap	7,225	3,851	6,762	(425)
Yen-to-dollar swap		(58)		2
	48,790	(1,006)	228,535	(8,285)
Libor-to-CDI swap	(943)	(3,385)		(1,091)
Fixed rate-to-CDI swap	(452)	(15,308)	(3,635)	(1,391)
	(1,395)	(18,693)	(3,635)	(2,482)
	47,395	(19,699)	224,900	(10,767)

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Finance income
Related parties (Note 17 b)	66,374	35,002	60,238	10,284
Income from short-term investments	2,535	13,455	552	8,523
Other income	28,350	50,438	10,603	9,468
	97,259	98,895	71,393	28,275
Finance costs
Borrowings and financing - foreign currency	(81,639)	(53,021)	(31,527)	(18,335)
Borrowings and financing - local currency	(1,157,583)	(858,415)	(396,954)	(327,434)
Related parties (Note 17 b)	(1,279,220)	(1,148,715)	(290,409)	(395,948)
Capitalized interest (Notes 8 and 29)	123,755	232,064	49,985	86,228
Losses on derivatives (*)	(943)	(3,385)		(1,091)
Interest, fines and late payment charges	(109,451)	(64,918)	(35,321)	(24,066)
REFIS reopening effect Law 11.941/09, net	(115,309)		(115,309)
Other finance costs	(127,381)	(81,182)	(36,878)	(35,585)
	(2,747,771)	(1,977,572)	(856,413)	(716,231)
Monetary variations and exchange differences, net
Monetary variations, net	(16,740)	(26,648)	(10,865)	4,979
Exchange differences, net	(589,122)	(599,044)	(1,142,912)	(41,414)
	(605,862)	(625,692)	(1,153,777)	(36,435)

Finance costs, net	(3,256,374)	(2,504,369)	(1,938,797)	(724,391)

(*) Statement of gains and losses on derivative transactions
Libor-to-CDI swap	(943)	(3,385)		(1,091)
	(943)	(3,385)		(1,091)

24.   SEGMENT INFORMATION

The information related to segment information did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of September 30, 2014.

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

								Nine-month period ended
								9/30/2014
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (not reviewed) (*)	3,924,689	18,484,709				1,640,177
Net revenues
Domestic market	6,679,245	252,828	146,292	837,882	248,669	331,229	(776,960)	7,719,185
Foreign market	2,077,929	3,025,359					(516,202)	4,587,086
Total net revenue (Note 20)	8,757,174	3,278,187	146,292	837,882	248,669	331,229	(1,293,162)	12,306,271
Cost of sales and services (Note 21)	(6,651,195)	(2,252,299)	(97,710)	(580,892)	(140,100)	(222,856)	1,251,970	(8,693,082)
Gross profit	2,105,979	1,025,888	48,582	256,990	108,569	108,373	(41,192)	3,613,189
General and administrative expenses (Note 21)	(495,232)	(49,445)	(1,143)	(75,093)	(14,742)	(50,270)	(344,188)	(1,030,113)
Depreciation (Note 8 a)	601,073	253,517	7,361	119,937	12,818	27,873	(115,240)	907,339
Proportionate EBITDA of jointly controlled entities							228,482	228,482
Adjusted EBITDA	2,211,820	1,229,960	54,800	301,834	106,645	85,976	(272,138)	3,718,897

Sales by geographic area
Asia	21,553	2,930,527						2,952,080
North America	510,809							510,809
Latin America	115,093							115,093
Europe	1,414,530	94,832						1,509,362
Other	15,944						(516,202)	(500,258)
Foreign market	2,077,929	3,025,359					(516,202)	4,587,086
Domestic market	6,679,245	252,828	146,292	837,882	248,669	331,229	(776,960)	7,719,185
TOTAL	8,757,174	3,278,187	146,292	837,882	248,669	331,229	(1,293,162)	12,306,271

								Three-month period ended
								9/30/2014
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (not reviewed) (*)	1,273,924	6,682,099				588,994
Net revenues
Domestic market	2,138,428	70,903	39,308	334,640	96,948	119,990	(316,059)	2,484,158
Foreign market	649,297	843,078					(93,547)	1,398,828
Total net revenue (Note 20)	2,787,725	913,981	39,308	334,640	96,948	119,990	(409,606)	3,882,986
Cost of sales and services (Note 21)	(2,173,391)	(795,965)	(32,728)	(219,481)	(48,986)	(85,992)	444,582	(2,911,961)
Gross profit	614,334	118,016	6,580	115,159	47,962	33,998	34,976	971,025
General and administrative expenses (Note 21)	(161,094)	(13,474)	(341)	(25,364)	(5,284)	(18,327)	(154,638)	(378,522)
Depreciation (Note 8 a)	204,563	98,630	3,368	42,177	4,273	10,057	(37,323)	325,745
Proportionate EBITDA of jointly controlled entities							58,259	58,259
Adjusted EBITDA	657,803	203,172	9,607	131,972	46,951	25,728	(98,726)	976,507

Sales by geographic area
Asia	5,154	810,486						815,640
North America	178,882							178,882
Latin America	47,706							47,706
Europe	407,343	32,592						439,935
Other	10,212						(93,547)	(83,335)
Foreign market	649,297	843,078					(93,547)	1,398,828
Domestic market	2,138,428	70,903	39,308	334,640	96,948	119,990	(316,059)	2,484,158
TOTAL	2,787,725	913,981	39,308	334,640	96,948	119,990	(409,606)	3,882,986

								Nine-month period ended
								9/30/2013
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (not reviewed) (*)	4,668,491	14,655,337				1,502,798
Net revenues
Domestic market	7,324,839	236,511	132,598	776,337	155,096	307,629	(724,108)	8,208,902
Foreign market	1,967,717	3,140,340					(953,358)	4,154,699
Total net revenue (Note 20)	9,292,556	3,376,851	132,598	776,337	155,096	307,629	(1,677,466)	12,363,601
Cost of sales and services (Note 21)	(7,514,714)	(1,883,276)	(66,324)	(525,072)	(118,741)	(207,318)	1,184,435	(9,131,010)
Gross profit	1,777,842	1,493,575	66,274	251,265	36,355	100,311	(493,031)	3,232,591
General and administrative expenses (Note 21)	(532,249)	(56,024)	(14,954)	(72,826)	(15,273)	(51,809)	(262,189)	(1,005,324)
Depreciation (Note 8 a)	572,641	159,016	5,394	101,396	12,795	22,972	(51,494)	822,720
Proportionate EBITDA of jointly controlled entities							598,444	598,444
Adjusted EBITDA	1,818,234	1,596,567	56,714	279,835	33,877	71,474	(208,270)	3,648,431

Sales by geographic area
Asia	19,479	2,468,611						2,488,090
North America	471,237							471,237
Latin America	113,007							113,007
Europe	1,342,435	671,729						2,014,164
Other	21,559						(953,358)	(931,799)
Foreign market	1,967,717	3,140,340					(953,358)	4,154,699
Domestic market	7,324,839	236,511	132,598	776,337	155,096	307,629	(724,108)	8,208,902
TOTAL	9,292,556	3,376,851	132,598	776,337	155,096	307,629	(1,677,466)	12,363,601

								Three-month period ended
								9/30/2013
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (not reviewed) (*)	1,531,044	6,534,083				523,503
Net revenues
Domestic market	2,523,072	81,312	50,103	288,001	55,162	104,669	(268,252)	2,834,067
Foreign market	675,204	1,565,024					(412,879)	1,827,349
Total net revenue (Note 20)	3,198,276	1,646,336	50,103	288,001	55,162	104,669	(681,131)	4,661,416
Cost of sales and services (Note 21)	(2,531,714)	(828,176)	(23,567)	(176,584)	(44,220)	(70,207)	415,257	(3,259,211)
Gross profit	666,562	818,160	26,536	111,417	10,942	34,462	(265,874)	1,402,205
General and administrative expenses (Note 21)	(194,590)	(1,708)	(4,721)	(26,333)	(5,307)	(18,455)	(63,539)	(314,653)
Depreciation (Note 8 a)	200,067	55,317	1,846	34,539	4,272	7,587	(31,452)	272,176
Proportionate EBITDA of jointly controlled entities							292,024	292,024
Adjusted EBITDA	672,039	871,769	23,661	119,623	9,907	23,594	(68,841)	1,651,752

Sales by geographic area
Asia	7,277	1,214,175						1,221,452
North America	161,054							161,054
Latin America	39,163							39,163
Europe	460,056	350,849						810,905
Other	7,654						(412,879)	(405,225)
Foreign market	675,204	1,565,024					(412,879)	1,827,349
Domestic market	2,523,072	81,312	50,103	288,001	55,162	104,669	(268,252)	2,834,067
TOTAL	3,198,276	1,646,336	50,103	288,001	55,162	104,669	(681,131)	4,661,416

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses), plus the proportional EBITDA of jointly controlled entities.

Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Profit (Loss) for the period	(179,259)	1,021,090	(250,388)	502,888
Depreciation (Note 8 a)	907,339	822,720	325,745	272,176
Income tax and social contribution (Note 13)	75,274	(240,408)	32,798	63,446
Finance income (Note 23)	2,500,593	1,582,220	944,459	597,118
EBITDA	3,303,947	3,185,622	1,052,614	1,435,628
Other operating income (expenses) (Note 22)	271,157	372,103	63,215	132,558
Share of profits of investees	(84,689)	(507,738)	(197,581)	(208,458)
Proportionate EBITDA of jointly controlled entities	228,482	598,444	58,259	292,024
Adjusted EBITDA (*)	3,718,897	3,648,431	976,507	1,651,752

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

25.   EARNINGS PER SHARE (EPS)

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
	Common shares		Common shares
(Loss)Profit for the period
Attributed to owners of the Company	(173,056)	1,021,477	(250,105)	499,682
Weighted average number of shares	1,429,584	1,457,970	1,388,837	1,457,970
Basic and diluted EPS	(0.12105)	0.70062	(0.18008)	0.34272

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
	Common shares		Common shares
(Loss)Profit for the period
Attributed to owners of the Company	(173,056)	1,021,477	(250,105)	499,682
Weighted average number of shares	1,429,584	1,457,970	1,388,837	1,457,970
Basic and diluted EPS	(0.12105)	0.70062	(0.18008)	0.34272

26.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Loans		Tax foreclosure		Other		Total
			9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013	9/30/2014	12/31/2013
Transnordestina Logísitca	R$	Up to 9/19/2056 and indefinite	2,485,181	1,875,360	38,766	20,600	5,975	168,009	2,529,922	2,063,969

FTL - Ferrovia Transnordestina	R$	11/15/2020	140,550	125,250			142		140,692	125,250

CSN Cimentos	R$	Up to 10/25/2015 and indefinite			26,423	26,423	39,689	39,287	66,112	65,710

Prada	R$	Up to 2/10/2016 and indefinite			10,133	10,133	21,040	21,916	31,173	32,049

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Estanho de Rondônia	R$	12/31/2014					106		106

Others (*)	R$	12/31/2014	12,000						12,000

Total in R$			4,638,734	4,001,613	78,151	59,985	66,952	229,212	4,783,837	4,290,810

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Sepetiba Tecon	US$			15,708						15,708

CSN Handel	US$	6/27/2015	100,000	100,000					100,000	100,000

Total in US$			3,450,000	3,465,708					3,450,000	3,465,708

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000						25,000

Total in EUR			145,000	120,000					145,000	120,000
Total in R$			8,904,783	8,505,948					8,904,783	8,505,948
			13,543,517	12,507,561	78,151	59,985	66,952	229,212	13,688,620	12,796,758

(*) CSN Corporate Guarantee with the subsidiaries CSN Cimentos, Nacional Minérios, Companhia Metalúrgica Prada, Cia Metalic Nordeste, Sepetiba Tecon and CSN Energia.

27.   COMMITMENTS

a.      Take-or-pay contracts

As of September 30, 2014, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2013	2014	2014	2015	2016	2017	After 2017	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products.	219,147	216,766	358,032	584,537	544,767	516,974	4,430,280	6,434,590
Unloading, storage, movement, loading and railroad transportation services.		4,915	3,339	9,046	3,769			16,154
Supply of power, natural gas, oxigen, nitrogen, argon and iron ore pellets.	635,875	727,928	7,214	127,935	127,935	26,396	157,492	446,972
Processing of slag generated during pig iron and steel production	36,157	38,601	359	9,731	7,074	7,074	44,212	68,450
Manufacturing, repair, recovery and production of ingot casting machine units.	30,823	33,060
	922,002	1,021,270	368,944	731,249	683,545	550,444	4,631,984	6,966,166

b.      Concession agreements

Minimum future payments related to government concessions as of September 30, 2014 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2014	2015	2016	2017	After 2017	Total

MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	23,344	90,697	90,697	90,697	748,248	1,043,683
FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	1,908	7,281	7,281	7,281	68,559	92,310

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renew able for another 25 years.	126,989	263,858	263,858	263,858	1,319,290	2,237,853

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	6,491	25,965	25,965	25,965	207,724	292,110

		158,732	387,801	387,801	387,801	2,343,821	3,665,956

28.   INSURANCE

In 2014, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2014 to September 30, 2015. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, CSN Paraná, Terminal de Cargas Tecar, Terminal Tecon, Namisa, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$375,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of condensed interim financial statements and, accordingly, were not reviewed by our independent auditors.

29.   ADDITIONAL INFORMATION TO CASH FLOWS

		Consolidated		Parent Company
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Income tax and social contribution paid	81,618	26,493	20,470
Increase of PP&E with interest capitalization	123,755	374,902	123,755	232,064
	205,373	401,395	144,225	232,064

30.   STATEMENT OF COMPREHENSIVE INCOME

	Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Profit for the period	(179,259)	1,021,090	(250,388)	502,888

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains on defined benefit pension plan from investments in subsidiaries	1,710
	1,710

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(26,602)	128,932	60,745	47,884
Available-for-sale financial assets	(1,241,037)	(459,517)	(151,034)	532,567
Income tax and social contribution on available-for-sale financial assets	421,952	156,236	51,351	(181,073)
Available-for-sale financial assets from investments in subsidiaries
Impairment of available-for-sale financial assets	72,104	5,002	19,989
Income tax and social contribution on impairment of available-for-sale financial assets	(24,515)	(1,701)	(6,796)
(Loss)/gain on the percentage change of investments	(73,054)		(73,054)
	(871,152)	(171,048)	(98,799)	399,378

	(869,442)	(171,048)	(98,799)	399,378

Total comprehensive income for the period	(1,048,701)	850,042	(349,187)	902,266

Attributable to:
Owners of the Company	(1,042,498)	850,429	(348,904)	899,060
Non-controlling interests	(6,203)	(387)	(283)	3,206
	(1,048,701)	850,042	(349,187)	902,266

	Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2014	9/30/2013	9/30/2014	9/30/2013
Profit for the period	(173,056)	1,021,477	(250,105)	499,682

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains on defined benefit pension plan from investments in subsidiaries	1,710
	1,710

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(26,602)	128,932	60,745	47,884
Available-for-sale financial assets	(1,208,939)	(203,457)	(149,474)	538,983
Income tax and social contribution on available-for-sale financial assets	411,039	69,175	50,821	(183,255)
Available-for-sale financial assets from investments in subsidiaries	(17,470)	(167,922)		(4,234)
Impairment of available-for-sale financial assets	66,476	3,369	18,429
Income tax and social contribution on impairment of available-for-sale financial assets	(22,602)	(1,145)	(6,266)
(Loss)/gain on the percentage change of investments	(73,054)		(73,054)
	(871,152)	(171,048)	(98,799)	399,378

	(869,442)	(171,048)	(98,799)	399,378

Total comprehensive income for the period	(1,042,498)	850,429	(348,904)	899,060

Attributable to:
Owners of the Company	(1,042,498)	850,429	(348,904)	899,060
	(1,042,498)	850,429	(348,904)	899,060

Companhia Siderúrgica Nacional

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“the Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the nine-month period ended September 30, 2014, which comprises the balance sheet as of September 30, 2014 and the related statements of income, and of comprehensive income, for the nine-months periods then ended and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Information and of the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (DVA), for the nine-month period ended September 30, 2014, prepared under the responsibility of the Company's Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR), and considered as supplemental information for International Financial Reporting Standards – IFRS, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 13, 2014

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 26, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.